Exhibit 99.2

IDEX Biometrics ASA

2020 Annual report

This report constitutes the statutory annual report in accordance with Norwegian requirements for IDEX Biometrics ASA for the year ended December 31, 2020.

About this document

This document is published to the company’s shareholders and the general public as well as the European Regulatory Network which includes the Oslo Børs. The document is filed with the Norwegian Register of company accounts. This report an other public information about IDEX Biometrics ASA are available at the company’s web site www.idexbiometrics.com.

All of the company’s disclosures to the market and the general public are available at Oslo Børs’s web site live.euronext.com/en or www.newspoint.no.

IDEX also files an annual report on Form 20-F and related documents and exhibits with the U.S. Securities and Exchange Commission (SEC). All SEC filings by IDEX Biometrics ASA are avilable at www.sec.gov.

References in this document or other documents are included as an aid to where they can be found and are not incorporated by reference into this document unless explicitly stated.

Financial terms used in this report are in accordance with International Financial reporting Standards (IFRS) as adopted by the EU and with IFRS as issued by the International Accounting Standards Bureau effective December 31, 2020.

Date: April 20, 2021

Table of contents

Report from the Board of Directors	3
Consolidated Financial Statements with Notes	25
Parent Company Separate Financial Statements with Notes	50
Responsibility Statement	74
Report of Independent Auditor under International Standards on Auditing	75
Articles of Association	79
Corporate Governance Review	80
Board of Directors and Executive Officers	86

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

REPORT FROM THE BOARD OF DIRECTORS

We were incorporated as a public limited company under the laws of Kingdom of Norway on July 24, 1996. Our ordinary shares have been listed for trading on the Oslo Børs under the symbol “IDEX” since March 12, 2010. In March 2021, our ADSs commenced trading on the Nasdaq Capital Market under the symbol “IDBA.” Our principal executive offices are located at Dronning Eufemias gate 16, NO-0191 Oslo, Norway, which is also our registered office address, and our telephone number is +47 6783 9119. We currently have operations in the United Kingdom, the United States and China.

BUSINESS OVERVIEW

We are a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. Our fingerprint sensors and biometric solutions are used in dual interface and contactless or touch-free smart cards, including payment cards, and a range of electronic devices.

We offer fingerprint sensors and biometric solutions to smart card manufacturers and other integrators of biometric fingerprint sensor technology in a broad range of markets, including payments, identification, access control, healthcare and the Internet of Things, or IoT. Based on an analysis by Zion Market Research in February 2020, the size of the global fingerprint sensor market is estimated to be $3.6 billion in 2020 and is projected to expand at a compound annual growth rate, or CAGR, of nearly 15% to $6.7 billion by 2025.

Our largest market opportunity is the biometric payment card market and more specifically our addressable market includes chip enabled cards which also include contactless payment cards. According to EMVCo, the industry standard organization, there are more than 8.2 billion chip-enabled consumer cards—credit and debit—now in use across the world. We believe the addition of a biometric sensor to the payment cards will significantly reduce the opportunity for fraud while making the transaction more convenient while using existing point of sale infrastructure. We believe the continue migration towards contactless payment cards will provide additional opportunities for our technologies. A report, Contactless Payment Market Global Forecast to 2025, published by Markets and Markets indicates that the global contactless credit/debit card payment market size is expected to grow from $10.3 billion in 2020 to $18.0 billion by 2025. This represents a CAGR of 11.7% during the forecast period. The major advantage offered by contactless payments is that customers can instantly complete transactions with the tap of a card. This increases the speed of transactions, making contactless payments even more efficient stated the Markets and Markets report.

In addition, following the COVID-19 outbreak, we believe consumers increasingly are motivated to go cashless. With many businesses discouraging the use of cash, in part due to hygiene questions linked to handling money, the prevalence of contactless payments increased significantly in 2020. For example, a survey in March of 2020 in 19 countries around the world indicated a 25% increase in contactless payments (out of all credit card payments) compared to March 2019, and approximately 79% of consumers worldwide are now using tap and go payments. In an increasingly cashless and contactless society, there is a growing risk of card fraud. We believe that this could have a positive impact on the sale of biometric solutions going forward.

Our patent-protected fingerprint sensors can be integrated on the front side of a payment card, thereby enabling the card to use biometric fingerprint recognition instead of a personal identification number, or PIN, to authenticate the cardholder. To use this feature the cardholder first enrolls their fingerprint. A biometric template, which is representative of the fingerprint, is created and securely stored on the card. When the cardholder uses the card to make a payment, he or she places his or her finger on the card’s sensor. Through fingerprint sensing and biometric authentication, the card can determine if the person using the card is the enrolled user or not.

Our portfolio of products includes fingerprint sensors, fingerprint modules with software and algorithms and remote enrollment devices. Our fingerprint sensors can be used in dual interface, contactless-only and contact-only payment cards. Our fingerprint modules offer a complete biometric solution that integrates fingerprint sensing with additional biometric processing and system power management functions. Additionally, with our remote enrollment solutions, cardholders can easily enroll their fingerprints at home and without the need to visit a bank branch.

Our sensors use a patented off-chip design, which separates the fingerprint sensor into two key components: the sensor array and the silicon chip (Application Specific Integrated Circuit, or ASIC). This off-chip design architecture allows the sensor array to be made from a flexible and cost-efficient polymer substrate while minimizing the silicon area needed for the ASIC. Compared to conventional silicon sensors, for which the sensor array is made of silicon, the off-chip design allows for a larger sensing area, better

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

matching reliability and lower costs. We believe that we are the only provider supplying capacitive off-chip sensors and biometric algorithms optimized for integration with payment cards. In 2020, we launched TrustedBio, our next generation of dual interface products and solutions designed to reduce biometric smart card cost while improving both performance and security. TrustedBio utilizes advanced semiconductor technology to transform the sensor ASIC into a complete biometric system on chip, while maintaining all the benefits of the capacitive off-chip sensor architecture.

Our current generation products are commercially available, and we have begun to ship samples of our products on our TrustedBio platform. To date, product revenue has not been material; however, we have seen an increase in product revenues. For the years ended December 31, 2020, 2019, and 2018, product revenues were $1.0 million, $0.2 million and $0.2 million, respectively.

We market our products and solutions to smart card manufacturers and other integrators of biometric sensor technology, such as keyboards, dongles and other information and physical access control devices. We do not own or operate industrial manufacturing facilities, which could be potentially costly. Instead, we work closely with our customers on manufacturing and alongside other component suppliers within the card ecosystem. We have also established partnerships with secure element, or SE, producers, card inlay providers and card networks to help bring biometric smart cards to market. Our strategic rationale is to ensure that all the crucial components, within the biometric smart card ecosystem, are compatible and ready for mass production and to enhance our ability to offer comprehensive solutions to the market.

Over the past three years, we have built a research and development, or R&D, team with deep industry expertise, comprised of systems and technology engineers, software engineers, silicon engineers, sensor engineers and packaging technologists. We are an integrated systems company and we maintain in-house design, testing and supply chain management functions. Manufacturing is outsourced to large and established semiconductor fabrication companies as well as other providers of components and manufacturing services.

During 2020, we raised $18.0 million through private placements. During 2019, we raised a total of $34.2 million in capital. Additionally, in February 2021, we raised an additional $27.2 million through a private placement. For further financial information, see the section titled “Operating and Financial Review and Prospects.”

While we are preparing to fully commercialize our products and services, we have begun to generate revenue through the sale of biometric sensors and system solutions that incorporate our technology. In 2020, we generated revenue of $1.1 million, $1.0 million of which was related to product sales and $0.1 million of which was related to engineering services. In 2019, we generated revenue of $0.4 million, $0.2 million of which related to product sales and $0.2 million of which related to engineering services. In 2018, we generated revenue of $0.4 million, $0.2 million of which related to product sales and $0.2 million of which related to engineering services. We have also secured in excess of $7.0 million of business under contract (consisting of current order backlog and committed purchases not yet ordered) expected to ship within the next 12 to 24 months, including a $6.0 million minimum commitment to supply fingerprint sensors and software to a major global financial news and IT services company. We had a net loss of $26.8 million, $32.4 million, and $30.2 million in 2020, 2019 and 2018, respectively.

Industry Background

A fingerprint sensor is a biometric security device that combines hardware and software to recognize the fingerprint scans of an individual and in turn to identify and authenticate an individual in order to grant or deny access to an electronic device, secure information or a physical facility. It is used in a broad range of applications, including payments, identification, access control, healthcare and IoT. The size of the global fingerprint sensor market is estimated at $3.6 billion in 2020 and is projected to expand at a CAGR of nearly 15% to $6.7 billion by 2025.

Total Addressable Market

Based on an analysis by Zion Market Research, the global demand for biometric payments in 2019 was approximately $5.0 billion and is anticipated to reach around $19.0 billion by 2026. The anticipated CAGR for the market is around 19% through 2026.

Our largest market opportunity is the biometric payment card market and more specifically our addressable market includes chip enabled cards which also include contactless payment cards. According to EMVCo, the industry standard organization, there are more than 8.2 billion chip-enabled consumer cards—credit and debit—now in use across the world. We believe the addition of a biometric sensor to the payment cards will significantly reduce the opportunity for fraud while making the transaction more convenient while using existing point of sale infrastructure. We believe the continue migration towards contactless payment cards will provide additional opportunities for our technologies. A report, Contactless Payment Market Global

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

Forecast to 2025, published by Markets and Markets indicates that the global contactless credit/debit card payment market size is expected to grow from $10.3 billion in 2020 to $18.0 billion by 2025. This represents a CAGR of 11.7% during the forecast period. The major advantage offered by contactless payments is that customers can instantly complete transactions with the tap of a card. This increases the speed of transactions, making contactless payments even more efficient stated the Markets and Markets report.

We believe that the rapid growth of this market is attributable to an ever-increasing need for highly secure yet safe, fast and convenient identification and authentication solutions. According to the findings of a survey commissioned by Visa, for example, consumers are ready to leave the password behind. 70% of the consumers surveyed believe that biometrics are always more convenient as they do not involve memorizing passwords. More than 65% of consumers are already familiar with biometrics, while 86% are interested in using biometrics to verify the identity or to make payments.

For this reason, the market for mobile devices equipped with fingerprint sensors has grown dramatically in recent years. Led by industry giants, such as Apple and Samsung, an increasing number of smartphone manufacturers have integrated fingerprint sensors in their devices. In 2012, only 2.5 million smartphones were shipped with fingerprint sensors, whereas fingerprint sensors were used in an estimated 797 million smartphones in 2016. In 2017, fifty-five percent of smartphones shipped globally had a fingerprint sensor and according to a publicly available report by Credit Suisse, the shipment of smartphones with fingerprint sensors worldwide stood at 1.1 billion units in 2018.

The rising penetration of biometric solutions and fingerprint sensors in mobile devices has paved the way for the inclusion of such technology into payment cards. Nowadays, cards are routinely used as a payment device in lieu of cash or checks. We believe that the integration of a fingerprint sensor into payment cards will not only enhance security, but also enable financial institutions and other participants in the payments and disbursements ecosystem to pursue new market opportunities.

As the global pandemic of COVID-19 continues to rapidly evolve, we do not yet know the full extent of its potential impacts on our addressable market, business, operations, or the global economy as a whole. While we believe that the pandemic may increase end-user awareness of the benefits of contactless payment solutions such as the ones we offer, and therefore may increase the demand for our products as discussed below, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change.

Market Opportunities

Our largest target market is the biometric payment card market. We also offer our products and solutions for the access control market, as well as other adjacent verticals including, government and identification, healthcare and IoT.

We believe that the need for biometric payment cards is driven by consumers’ desire for a completely contactless or touch-free secure payment transaction. Consumers want a fast and frictionless transaction process but with a feeling of enhanced security. In addition, card issuers view innovation as important to remain relevant and “top of wallet” with their customers.

As of December 2018, there were 22 billion payment cards in circulation globally. This number is projected to further grow to 29 billion by 2023. Most of these cards are smart cards, i.e., cards with a chip. Our payment card total addressable market or TAM includes all cards with a chip. According to EMVCo, the industry standard organization, there are more than 8.2 billion chip-enabled consumer cards—credit and debit—now in use across the world.

Touch-free or contactless payment cards are expected to drive significant growth for our products. The global touch-free card transaction value is expected to increase by 300% from $2 trillion to $6 trillion between 2020 and 2024. Touch-free payments have accelerated significantly, and contactless limits have been increased due to the global COVID-19 pandemic driven by concerns for safety. However, these trends increase the risk of fraud and we believe that adding a biometric fingerprint sensor meets the needs of a touch-free payment environment while providing a high level of security.

We expect demand for a contactless, safe and secure payment solution, that a biometric payment card offers, to grow in the near future. We expect to see banks launching more pilots and soft launches in 2021. We also believe our TrustedBio solution offers compelling performance, security, manufacturability and cost benefits which will allow for the large-scale adoption of biometric payment cards beginning in 2022. Also, industry analysts and observers project significant and steep growth in fingerprint biometrics in payment cards. Estimates for biometric payment card shipments in 2021 are several thousand units for pilots, with smaller scale soft launches later in the year and in 2022. Independent third-party research projects that 2021 to 2025 will show significant growth in shipments to as many as 350 million units.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Projected number of biometric payment card shipments (millions of units)

We are already engaged with leading payment card manufacturers and have design wins and supply agreements with some of the industry leaders. In addition, we have formed partnerships with key members of the biometric card ecosystem including SE providers. We expect to continue to establish new partnerships and customers.

Before a payment card can be actively offered to consumers, it must first be certified by the payment network. In the last year several of the largest payment networks, including China UnionPay, or CUP, Mastercard and Visa, have all published their certification processes for biometric smart cards. Certification involves a rigorous multi-step process carried out by third-party testing institutions along with the card network. The process includes testing of biometric performance, such as the fingerprint sensor and the ASIC, and the software and security testing. The card’s physical aspects are also tested, for torsion endurance, scratch resistance and structural strength. Certification represents a high barrier to entry for both new entrants to the market and our existing competitors. All three major global payment networks now have certified biometric payment cards.

During the second quarter of 2020 our technology was certified by two major global payment networks: CUP and a large US-based payment network. The two networks combined issue 70% of global branded payment cards. We were the first fingerprint sensor company to have achieved certification for its system solution with two global payment networks. Certification enables the transition from the pilot phase to commercialization and therefore broader market adoption of biometric payment cards.

In 2020, our fingerprint sensors were selected by IDEMIA France SAS, or IDEMIA, the global leader in augmented identity and a leading global payment card manufacturer. We expect products using our TrustedBio technology to be in the market in the fourth quarter of 2021.

We continue to see card manufacturers and other suppliers in the ecosystem invest significantly in biometric payments technology.

Impact of COVID-19

We believe that the pandemic has increased end-user awareness of the benefits of contactless payments. Following the outbreak, consumers are motivated to go cashless more than ever before. With many businesses discouraging the use of cash, because of hygiene questions that surround handling money, contactless payments are front of mind to avoid touching pin pads. In an increasingly cashless ecosystem, there is a growing threat of card fraud from the lack of authentication. Contactless payments need to be made more secure in order to ensure transactions are hygienic, convenient and free from the risk of fraud.

We, and other industry participants, believe this attention to hygienic aspects could have a positive impact on business going forward.

The Importance of Our Solution to the Payment Card Market

The integration of fingerprint sensor into payment cards provides the following benefits:

•

Higher Level of Security: Payment card fraud is estimated to be a $28 billion problem, globally. Unlike a password, PIN or swipe card, biometrics cannot be lost, stolen, forgotten or easily forged. The addition of a fingerprint sensor onto payment cards adds an additional security layer via a multi-factor authentication approach. It improves and hardens the security mechanisms already well adopted and established in the payment card market, enabling Stronger Customer Authentication, which is a key requirement outlined in the European Union’s, or EU’s, Second Payment Services Directive, or PSD2.

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

•

Frictionless Transaction Experience: Thanks to the proliferation of smartphones embedded with fingerprint sensing technology, consumers nowadays are generally familiar with biometrics and its application to consumer devices. The combination of biometrics with payment cards eliminates the need to remember passwords and simplifies the enrollment and transaction processes. Tap and go contactless transaction is then done with no procedural changes now with biometric identification.

•

Increased Market Competitiveness for Card Issuers: The average number of payment cards held per consumer is increasing, which means increased competition among card issuers. There needs to be a compelling reason for a user to choose one card over another. The integration of technology, such as fingerprint sensors, transforms payment cards from a static, generic solution, to one that is more personalized and tailored to users, potentially creating card differentiation and brand stickiness.

•

Lower Cost of Card Ownership: Traditional payment cards typically have a life span of three years, due to the need to update the card’s physical features periodically. As banks and other financial institutions adopt fingerprint sensing technology and look toward technology that extends the life of a card, the costs associated with the manufacturing, issuance and shipping of replacement cards presumptively will decrease.

Our Competitive Strengths

We believe the following strengths will enable us to maintain and extend our position in the global fingerprint sensor and biometric technology market.

•

Patented Sensor Design: Our fingerprint sensors use a patented off-chip design, which separates the sensor into two key components: the sensor array and the silicon chip (i.e., ASIC). This off-chip design architecture allows the sensor array to be made from a flexible and cost-efficient polymer substrate while minimizing the silicon area needed for the ASIC. Compared to conventional silicon sensors, where the sensor array is implemented directly on silicon, the off-chip design allows for a larger sensing area, better matching reliability and lower costs. We believe that we are the only provider supplying capacitive off-chip sensors and biometric algorithms optimized for integration with payment cards.

•

Full System Approach: We understand that building a biometric smart card can be challenging as the interaction between the fingerprint sensor and its environment is complex, particularly when there are limitations on power, processing capacity and physical space, while having to satisfy stringent requirements for response time and biometric reliability. We are therefore committed to offering a full system approach to our customers and card manufacturers. We develop and provide system-level reference designs and software, in addition to fingerprint sensors. Our reference design is a technical blueprint of a system that our customers can use as-is or customize to their own requirements. Our reference design provides a faster path for device manufacturers to embed our fingerprint sensors in their products. It typically consists of a complete solution to implement a biometric system including antenna, power management, key external component selection (if any), system software, biometric matching algorithms and enrollment solutions.

•

Clear Focus on Cost-Efficiency: Card cost and manufacturing complexity has been a barrier to mass adoption of biometric smart cards. Now, due to the integration levels of our recently launched TrustedBio solutions, we believe that the cost of building a biometric smart card product will be dramatically reduced, which will accelerate market adoption. We have built on our off-chip sensor technology with new biometric-system-on-chip based products. This system-on-chip approach lowers the cost of materials required to build a biometric smart card, while providing major enhancements to both performance and security. Unlike existing sensors, this new generation of products removes the need to have any electronic components laminated within the card’s inlay. We believe that this will lead to an improvement in manufacturing processes and yields, while substantially reducing the overall time to market.

•

Market Readiness: We were the first fingerprint sensor company to have achieved certification for fingerprint sensors and biometric solutions with two global payment networks. Our technology is included in the first biometric payment card certified on the CUP payment network. In addition, our technology is used in a biometric card certified by one of the world’s largest and most recognized payment networks. We are also the first biometric sensor company to have passed a development site EMVCo® Security Evaluation. We continue to work with our customers to prepare them for the various card network certification processes that are essential for them to take their smart cards to market.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

•

Robust Intellectual Property Portfolio: Our technology is based on a robust portfolio of proprietary technologies. We hold over 200 patents and patent applications. Our intellectual property rights cover our complete biometric system ranging from measurement principles, algorithms, sensor design to system solutions.

•

Customer Collaboration: We continuously work with our partners and customers to ensure we have and maintain a deep understanding of market needs. This continuous approach provides us with deep current and future insights in our customers and the market as a whole. In turn we can use this insight to develop and deliver products and solutions that meet our customers’ demands and anticipate market developments.

•

Strong management and engineering teams with significant industry expertise: We have deliberately built our management and engineering teams, to include personnel with extensive industry experience and with technical experience in systems and technology engineering, software engineering, silicon engineering, sensor engineering and packaging technology. As of December 31, 2020, we had an engineering and research team of 72 employees and contractors, representing 74% of our workforce. Our company culture encourages all employees to work in a collaborative way to develop innovative solutions for our customers.

Our Growth Strategy

We intend to implement the following strategies to further expand our business:

•

Continue Advancing Technologies and Products: We are dedicated to enhancing our technologies and products, including end-to-end architectures and match-on-SE algorithms, in order to ensure a continuing high level of security. We plan to achieve further improvements in terms of usability, convenience and performance in our products through next-generation silicon, sensor and algorithm designs, while maintaining cost-efficiency through optimized packaging and integration architectures.

•

Maximize Efficiency and Cost Competitiveness: We are focused on continuing to maximize efficiency and cost competitiveness by designing our products using industry standard design processes, incorporating verified high-volume components and materials and utilizing established manufacturing processes.

•

Mass Production Readiness: In 2019, payment card manufacturers worked on overcoming the complexities associated with the introduction of a fingerprint sensor into payment cards. Several of our customers are now ready and capable of mass production of biometric payment cards, using both hot and cold lamination processes, for embedding the sensor and electronics within the card. We believe that our innovative technology and approach will enable us to achieve mass production. We are also actively working with other participants in the payment card ecosystem to accelerate high-volume manufacturing of biometric cards.

•

Form Strategic and Global Partnerships: As part of our strategy to facilitate the mass production of biometric payment cards, we have partnered with smart card manufacturers in multiple regions who specialize in the development, design, manufacturing of and sale of dual interface cards. These partnerships allow us to ensure that crucial components within biometric payment cards are compatible and ready for mass production. We have also established other strategic partnerships such as the one with Feitian, a manufacturer of smart card pre-laminated card inserts, in order to include our sensors as part of a mass-produced, low-cost and end-to-end solution for card manufacturers.

•

Address Additional Growing Markets: In addition to the biometric payment card market, we also offer our products and solutions to other growing markets such as the markets for access control and IoT. The access control market is estimated at 250 million units annually and growing at 5%. In access control, we have secured a $6.0 million minimum commitment to supply fingerprint sensors and software to a major global financial news and IT services company. We were chosen based on our ability to implement the customer’s security requirements and to bring the fingerprint sensor into the system’s chain of trust. We also have had additional design wins in Asia for access control applications.

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

Our Products

The products we market are fingerprint sensors and fingerprint modules and solutions which include proprietary software algorithms and remote enrollment technology.

Fingerprint Sensors

We currently market and sell our IDX3200 and IDX3205 fingerprint sensors. These can be used in dual interface, contactless-only as well as contact-only payment cards. The fingerprint sensor is the front end of the fingerprint solution which captures the fingerprint image from which the biometric template is extracted.

In 2017, we launched an ASIC platform for off-chip sensors. The platform delivered both enhanced performance and reduced power consumption at a lower price compared to our previous generation ASIC. The ASIC was designed to be used across multiple product applications in our target markets, including the biometric payment card market, access control market, identification market and IoT market. The chip’s low power consumption increased its compatibility with contactless card applications. Additionally, the ASIC featured increased processing power and enhanced security features. Products designed on this ASIC platform began to ship in volume in 2020.

In February 2020, we launched TrustedBio, our next generation of dual-interface products and solutions designed to reduce biometric smart card cost while improving both performance and security. The TrustedBio sensor utilizes leading semiconductor technology to implement a biometric-system-on-chip in the ASIC while maintaining all the benefits of the capacitive off-chip sensor architecture. Unlike existing sensors, this new generation of products removes the need to have any electronic components laminated within the card’s inlay. This is expected to lead to an improvement in manufacturing processes and yields, substantially reducing the time to market and cost of the card. We completed the first shipment of TrustedBio in August 2020. We expect to release the first member of the TrustedBio family in the fourth quarter of 2021, in support of customer pilots, and to eventually achieve commercial deployment in the first half of 2022.

Fingerprint Modules

A fingerprint module consists of the fingerprint sensor, together with ancillary components, such as the microprocessor unit and power management needed for a complete solution. In addition to the fingerprint sensor, which comes with the image-capturing ASIC, our fingerprint modules also include circuitry for power harvesting from the card terminal and power management circuitry, microcontroller with software for image processing and template creation in addition to secure channel communication with the SE. In a payment card, the matching typically takes place in the SE, however for applications which do not require a SE matching can also occur in the module.

Our fingerprint modules offer a turn-key solution for customers to develop, prototype and manufacture their own end-product.

On-Card Enrollment Solutions

We design, develop and license our remote enrollment devices, which enable cardholders to enroll their fingerprints on a payment card. Our on-card enrollment solutions can be used for contactless-only, contact-based as well as dual interface smart card applications. We believe that a low-cost, simple, convenient and secure end-user registration process is the key to accelerating adoption of biometric payment cards by issuers and consumers alike.

Using our device, the enrollment can be completed in less than a minute. A user can simply follow the instructions indicated on the device, further guided by flashing LED light indicators.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Our seamless end-to-end solution allows card users to securely enroll themselves without visiting a bank branch or ATM. Enrollment takes place entirely inside the smart card using its standard secure EMV® chip. There is no need to connect the enrollment device or smart card to a computer, smartphone or any other connected device, which prevents tampering or external interference during the enrollment process and eliminates the need for card suppliers and issuers to provide and maintain mobile devices or desktop applications for enrollment purposes.

Our Technology

Off-chip Capacitive Fingerprint Sensing

A fingerprint sensor captures a high-resolution image of a finger for use in biometric identification and authentication applications. Our sensors use an off-chip capacitive sensing approach to measure tiny differences in the three-dimensional ridge and valley profiles that make up a person’s fingerprint.

Our off-chip sensor product is made up of two key elements: the sensor array and the silicon chip. The sensor array contains a high-density matrix of electrodes embedded within a low-cost, multilayer polymer substrate. The silicon chip (also referred to as the ASIC) drives and measures electrical signals onto these sensor electrodes to measure ridge-valley capacitances and form an overall image of the fingerprint. The ASIC is mounted to the underside of the substrate, whereas the topside of the substrate is covered in a hard-black coating and exposed to the finger.

This off-chip sensor approach, which separates the sensor array from the ASIC, is patented and differs in both design and construction from conventional silicon sensors. In a conventional silicon sensor, the sensor’s pixel array is implemented within the silicon ASIC itself, requiring direct finger contact to the coated surface of the silicon chip and a large silicon area. By leveraging the off-chip sensor architecture the sensor array can be implemented in a low-cost polymer substrate and the total silicon content can be minimized. Since polymer is less expensive than silicon, the overall sensor cost is reduced compared to conventional silicon sensors of the same size. This also offers the possibility of enlarging the off-chip sensing area, whereby a larger portion of the fingerprint is captured, thus improving both usability and security at a lower price.

Since the off-chip sensor array is made from a bendable polymer substrate, rather than stiff and brittle silicon, our sensor is inherently mechanically bendable, yet robust. We believe that our fingerprint sensors are particularly suited to integration within smart cards, which must satisfy stringent bending and twisting requirements in order to be compliant with the International Organization for Standardization, or ISO, requirements for smart cards.

Furthermore, since the off-chip sensor decouples the sensor array from the ASIC, it becomes possible to utilize advanced semiconductor lithographies within the smaller silicon ASIC. By using advanced semiconductor lithographies the off-chip sensor can integrate more features and functionality without adding significant system cost. As a result, our off-chip sensor product can become more than just a fingerprint sensing front-end, it can be transformed into a complete biometric-system-on-chip. The following graphic

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

demonstrates the conventional structure on a biometric smart card (left) and a biometric smart card with integration of discrete components on onto our ASIC (right):

This biometric integration facilitates cost reduction and reduces the manufacturing complexity of biometric smart cards by allowing the elimination of additional discrete components that would otherwise be required to build an overall biometric system.

Biometric Software and Algorithms

Both software and algorithms are required to make fingerprint sensors and modules operate and communicate with their host device. We develop software components, ranging from elements such as on-sensor firmware to enrollment software, and extract-and-match algorithms.

We have a range of high-performance embedded ridge-matching algorithms which extract biometric features from sensor images and then perform a proprietary matching process against a reference set of biometric features. These algorithms have been developed for security, performance and convenience in highly resource constrained environments. Our distributed matcher algorithms use a unique partitioning approach to perform processing in both secure and non-secure domains and optimize system performance while meeting the strict security requirements of the payment card schemes.

In 2017, we launched our third-generation system software that is optimized for dual interface biometric cards. The software is designed to be power and memory efficient. In the same year, we introduced a proprietary matcher algorithm for biometric cards. This patented algorithm is rotation insensitive and accepts partial touches. It is designed for use in both smart card and IoT applications.

In the past two years, we released security-enhanced versions of our matcher. The version released in 2019 moves the critical matcher function and template information onto the SE, while the less secure on-card biometric processor performs feature extract functions that do not need to be secured. This distributed matcher architecture meets the biometric performance and security guidelines of multiple global payment schemes. Recently, we became the first and only biometric sensor company to achieve a development site EMVCo® Security Evaluation.

Enrollment Solutions

Before using a fingerprint based biometric authentication system for the first time, the user’s fingers need to be registered and enrolled. This involves going through a process to securely capture a number of fingerprint images and then using a biometric algorithm to extract a set of unique features from the images. These unique features are then stored securely as biometric reference templates for future comparison or matching. Our on-card enrollment devices are secure and low-cost, enabling users to enroll from the comfort of their own home, they leverage the large sensing area of the off-chip sensor to enable a highly effective yet simple remote enrollment process.

Full Systems Approach

The biometric smart card represents a highly challenging and resource constrained environment. The traditional fingerprint sensor captures an image of the fingerprint; however, this image also needs to be processed by a biometric authentication algorithm. This combination of sensor and algorithm form a biometric system which needs to operate seamlessly with the card’s payment chip, the SE, and the associated payment terminal. The resources of the SE also need to be leveraged carefully for control of the biometric system, secure storage of biometric templates and part-execution of the biometric algorithm. The electrical power to operate the biometric system can be supplied by the host device. For example, smart cards can be powered when inserted into a payment terminal. Alternatively, power can be harvested from a magnetic field

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

in the case where a smart card is being tapped on a contactless payment terminal. The following graphic depicts the system design within a biometric payment card:

The interaction between the fingerprint sensor and its environment is complex, particularly when there are limitations on power, processing capacity and physical space, while having to satisfy stringent requirements for response time and biometric reliability. Therefore, we use a full system approach that includes developing and providing system-level reference designs and software, in addition to our standalone fingerprint sensors. A reference design is a technical blueprint of a system that our customers can use as-is or customize to their own requirements. Our reference design provides a faster path for device manufacturers to imbed our sensors in their products. It typically consists of a complete solution to implement a biometric system including antenna, power management, key external component selection (if any), system software, biometric matching algorithms and enrollment solutions.

Research and Development

Our R&D activities are primarily performed in the United States and the United Kingdom.

The R&D activities include: (i) design and developments relating to our ASIC; (ii) system engineering and software development to create a full biometric system; (iii) activities to extend our existing products and create new intellectual property and know-how related to fingerprint sensors; (iv) industrialization activities including support to our production partners; and (v) activities to enhance our biometric algorithms for improved matching and enrollment, particularly in power-constrained environments.

Innovation through research and development is critical for us to remain competitive and to help our customers maintain cost and performance leadership. Our technology roadmap focuses on:

•	significant reductions in system costs through optimized architecture and integration;

•	improvements in usability, convenience and performance through next;

•	generation ASIC, sensor and algorithm design;

•	enhancements to security through secure end to end architectures, and advanced match on secure element algorithms; and

Developing advanced solutions for in-display sensor integration.

We have built an engineering team with significant industry experience capable of supporting our customers in the integration of complex components within a smart card or other devices. As of December 31, 2020, we had an engineering and research team of 72 employees and contractors, most of whom were based in Europe and the United States, representing 74% of our workforce. The team is comprised of systems and technology engineers, software engineers, silicon engineers, sensor engineers and packaging technologists.

Manufacturing and Supply Chain

Our operations strategy is to maximize efficiency and cost competitiveness by designing our products using industry standard design processes, incorporating verified high-volume components and materials, and utilizing established manufacturing processes. In support of the anticipated demand for biometric smart card solutions, we have established a supply chain capable of satisfying expected future market demand. We currently utilize external manufacturing partners for the fabrication, assembly and testing of our products. Our strategy, which is referred to as fabless, is to design and develop our ASIC and outsource the manufacturing to large established semiconductor fabrication foundries. We believe this strategy provides the best combination of performance, cost and feature attributes necessary for our products.

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

We develop the production test solutions for use by our manufacturing partners. In addition, to accelerate the development of mass production test solutions for our biometric sensor products, we have invested in high-volume test equipment at our facility in Rochester, New York. Production test deployments with the OSAT partners are fully verified in house prior to installation on the production line, reducing cycle time, production engineering support and costs.

Our selected manufacturing partners for sensor production are Amkor Technology, Inc. and Silicon Precision Industries Limited, both of which are leaders in outsourced semiconductor assembly and test, or OSAT, production. We have partnered with Taiwan Semiconductor Manufacturing Corporation, or TSMC, one of the leading semiconductor manufacturers in the world, for volume manufacturing of our ASICs. The TSMC relationship gives us access to the newest and most competitive silicon manufacturing processes and geometries, and provides the capacity and cost structure to serve high volume opportunities.

We select our manufacturing partners based on a supplier capability analysis in order to meet the high quality and reliability standards required of our products. Our engineers and supply chain personnel work closely with manufacturing partners to increase yield, reduce manufacturing costs, improve product quality and ensure that component sourcing strategies are in place to support our manufacturing needs.

We believe our outsourced manufacturing model enables us to focus our resources and expertise on the design, development, sales, marketing and support of our products to best meet customer requirements. We also believe that this manufacturing model provides us with the flexibility required to respond to new market opportunities and changes in customer demand, simplifies the scope of our operations and administrative processes and significantly reduces our working capital requirements, while providing the ability to scale production rapidly.

Intellectual Property

Our intellectual property rights cover individual inventions and complete biometric systems ranging from measurement principles, algorithms, sensor design and system solutions. We have filed applications to protect our intellectual property rights in a wide range of countries including the United States, the United Kingdom, Norway and several other countries. We continue to seek patent protection for aspects of our technology that provide significant competitive advantage.

Our success and ability to compete depend substantially upon our core technology and intellectual property rights. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements to protect our intellectual property rights. In addition, we require employees and consultants to execute appropriate non-disclosure and proprietary rights agreements. These agreements acknowledge our exclusive ownership of intellectual property developed for and by us and require that all proprietary information remain confidential.

We maintain a program designed to identify technology that is appropriate for patent and trade secret protection, and we file patent applications in the United States and certain other countries for inventions that we consider significant. As of December 31, 2020, we have been granted 127 patents and have 97 pending patent applications. The wordmark ‘IDEX’ and the IDEX logo are registered trademarks of IDEX Biometrics ASA and are owned by IDEX.

Although our business is not materially dependent upon any one intellectual property right, our intellectual property rights and the products made and sold under them, taken as a whole, are a significant element of our business. In addition to patents, we also possess other forms of intellectual property rights, including trademarks, know-how, trade secrets, design rights and copyrights. We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is protected by EU, the United States and other international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, as we further expand our international operations and markets, effective patent, copyright, trademark and trade secret protection may not be available, may be limited, or may not be enforceable in certain foreign countries.

Companies in the markets in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. As we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our intellectual property rights. It is also possible that competitors or other third parties will claim that our products infringe their intellectual property rights. Successful adjudication of claims of infringement by a third party, could result in injunctions that could prevent us from selling some of our products in certain markets, penalties, settlements or judgements that require payment of royalties or damages, or require us to expend time and money to develop non-infringing products. We cannot assure you that we will not in the future be accused of infringe any third-party intellectual property rights.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Sales and Marketing

We sell our products and solutions through a direct sales force. Our sales staff provides product education, application advisory services to and maintain close relationships with our customers. We also have sales and business development personnel located close to major customers across Europe, the United States and Asia. Our sales and business development teams work closely with our product line management personnel to support strategic sales activities. A broad range of marketing communications activities have also helped us to promote the benefits of our fingerprint sensors and biometric solutions to all members of the value chain. We have invested significant time and resources to meet with card and device manufacturers to understand their requirements and performance issues. These efforts have provided us with a deep understanding of the challenges faced by card manufactures and issuers which, in turn, enabled us to focus our product and technology development efforts to address our customers’ challenges. As an example, we understand that several of our customers are looking to offer a digital currency biometric card, we are therefore developing products to satisfy these requirements.

As a result of this direct approach, we have achieved improved visibility into the sales channel as well as valuable real-time customer feedback which directs our on-going technology development and manufacturability improvements.

Our products typically have a long sales cycle, requiring discussions with prospective customers in order to better understand their application and system level requirements and technology roadmaps. Our customers are predominantly smart card manufacturers, and we have discussions with them regarding the requirements of their end customers, which provides our sales force with insight into how our products will be deployed. We develop strong customer relationships to ensure technical and business alignment. The period of time from our initial contact with a prospective or current customer to the receipt of an actual purchase order is frequently a year or more. Prospective customers perform system and card level testing before the cards are certified and then deployed by the card network and card issuers. Customers require us to perform extensive verification testing and qualification based on industry standards. This phase of our sales cycle can take several months.

Our in-house sales personnel also assist customers with forecasts, orders, delivery requirements and other administrative functions. Our technical support engineers respond to technical and product-related questions and provide application support to customers.

The Ecosystem of Payment Card Market

The payment card ecosystem is complex and involves many different companies working together to bring biometric payment cards to the addressable markets. The biometric payment card value-chain is shown below:

We are a supplier at the starting point of this value-chain and sell our products and solutions to smart card manufacturers. We also work closely with our customers on manufacturing methodologies and improvements, and alongside other component suppliers within the card ecosystem. For example, we have established partnerships with suppliers of other components of a payment card, including SE producers, card

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

inlay providers and card networks, to help bring biometric smart cards to market. Our strategic rationale is to ensure that crucial components within the biometric smart card ecosystem are compatible and ready for mass production and to enhance our ability to offer comprehensive solutions to our customers.

Our Customers

Our target customers are primarily manufacturers of smart cards, and other electronic devices located in Europe, the United States and Asia. The number of customers who have purchased our products has increased from 7 in 2016 to 23 in 2020.

The largest 3 payment card manufacturers or tier one card manufacturers comprise approximately 60% of EMVCo certified payment cards manufactured. We also serve a number of small or tier two card manufacturers, including Chutian Dragon, Eastcompeace, Feitian Technologies, Goldpac Group, Hengbao, IDEMIA and Quest Payment Systems. At times we also charge a fee for engineering services we provide to our customers in connection with the integration and manufacturing of our fingerprint sensors and software programs.

We have historically generated the majority of our revenue from a few larger customers. In 2020, 2019 and 2018, our five largest customers in each period (which differed by period) collectively accounted for 98%, 91%, and 96% of our revenue, respectively. During 2020, one customer, a leading global provider of financial news and services, accounted for approximately 88% of our revenue. During 2019, two customers accounted for approximately 69% and 10% of our revenue, respectively. During 2018, three customers accounted for approximately 39%, 36% and 13% of our revenue, respectively.

Orders and Backlog

As of December 31, 2020, we had an order backlog of $1.7 million, a substantial portion of which is for an information access control customer. We define backlog as non-cancellable orders scheduled to be delivered within 12 months and items in deferred revenue.

Competition

The biometrics market is highly competitive and rapidly evolving. We compete with both U.S. and international companies, some of which have substantially greater financial and other resources than we do. We encounter multiple competitors in most of our markets, although we believe no one competitor competes with us across our full suite of solutions and markets. We compete against other companies that provide biometric sensors and modules and related software, algorithms and enrollment solutions. Our principal competitors include companies such as Fingerprint Cards AB and NEXT Biometrics ASA.

The principal competitive factors upon which we compete include performance, low power consumption, rapid innovation, breadth of product line, availability, product reliability, multi-sourcing and selling price. We believe that we compete effectively by offering high levels of customer value through high speed, high density, low power consumption, broad integration of photonic functions, software intelligence for configuration, control and monitoring, cost-efficiency, ease of deployment and collaborative product design. We cannot be certain we will continue to compete effectively.

We also may face competition from companies that may expand into our industry and introduce additional competitive products. Existing and potential customers and partners are also potential competitors. These customers may internally develop or acquire additional competitive products or technologies, which may cause them to reduce or cease their purchases from us.

Government Regulation

Regulation related to the provision of services over the internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. In some cases, data privacy laws and regulations, such as the European Union’s General Data Protection Regulation, or GDPR, that took effect in May 2018, impose new obligations on us as a participant in the technology sector, as well as on our customers. In addition, domestic data privacy laws in the United States, such as the California Consumer Privacy Act, or CCPA, which took effect in January 2020, continue to evolve and could expose us to further regulatory burdens. Further, laws such as the EU’s proposed e-Privacy Regulation are increasingly aimed at the use of personal information for marketing purposes, and the tracking of individuals’ online activities.

Although we monitor the regulatory environment and have invested in addressing these developments, these laws may require us to make additional changes to our services to enable us or our customers to meet the new legal requirements, and may also increase our potential liability exposure through higher potential penalties for non-compliance. These new or proposed laws and regulations are subject to differing

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

interpretations and may be inconsistent among jurisdictions. These and other requirements could interrupt our operations, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our solutions and services, reduce overall demand for our solutions and services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance or impact our reputation, any of which could harm our business.

LEGAL STRUCTURE

The legal structure of our company is as shown in the figure below. All entities are 100% owned.

PROPERTY, PLANT AND EQUIPMENT

We lease office space in Oslo, Norway for our corporate headquarters under a lease with a rolling three-month term. We also lease laboratory space and regional offices on 3-5 year fixed-term agreements in Wilmington, Massachusetts and Rochester, New York, United States, Farnborough, United Kingdom, and Shanghai, China. We believe our existing facilities meet our current needs.

We do not own or operate industrial manufacturing facilities. Our philosophy is to design our products based on proven standard manufacturing techniques. The different components and processing work are outsourced from leading industry contract manufacturers in various countries.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. Our fingerprint sensors and biometric solutions are used in dual interface and contactless or touch-free smart cards, including payment cards, and a range of electronic devices.

We offer fingerprint sensors and biometric solutions to smart card manufacturers and other integrators of biometric fingerprint sensor technology in a broad range of markets, including payments, identification, access control, healthcare and the Internet of Things, or IoT. Our patent-protected fingerprint sensors can be integrated on the front side of a payment card, thereby enabling the card to use biometric fingerprint recognition instead of a personal identification number, or PIN, to authenticate the cardholder. To use this feature the cardholder first enrolls their fingerprint. A biometric template, which is representative of the fingerprint, is created and securely stored on the card. When the cardholder uses the card to make a payment, he or she places his or her finger on the card’s sensor. Through fingerprint sensing and biometric authentication, the card can determine if the person using the card is the enrolled user or not.

Our portfolio of products includes fingerprint sensors, fingerprint modules with software and algorithms and remote enrollment devices. Our fingerprint sensors can be used in dual interface, contactless-only and contact-only payment cards. Our fingerprint modules offer a complete biometric solution that integrates fingerprint sensing with additional biometric processing and system power management functions. Additionally, with our remote enrollment solutions, cardholders can easily enroll their fingerprints at home and without the need to visit a bank branch.

Our sensors use a patented off-chip design, which separates the fingerprint sensor into two key components: the sensor array and the silicon chip (Application Specific Integrated Circuit, or ASIC). This off-chip design architecture allows the sensor array to be made from a flexible and cost-efficient polymer substrate while minimizing the silicon area needed for the ASIC. Compared to conventional silicon sensors, for which the sensor array is made of silicon, the off-chip design allows for a larger sensing area, better

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

matching reliability and lower costs. We believe that we are the only provider supplying capacitive off-chip sensors and biometric algorithms optimized for integration with payment cards. This year, we launched TrustedBio, our next generation of dual interface products and solutions designed to reduce biometric smart card cost while improving both performance and security. TrustedBio utilizes advanced semiconductor technology to transform the sensor ASIC into a complete biometric system on chip, while maintaining all the benefits of the capacitive off-chip sensor architecture.

Our current generation products are commercially available, and we have begun to ship samples of our products on our TrustedBio platform. To date, product revenue has not been material; however, we have seen an increase in product revenues. For the years ended December 31, 2020, 2019, and 2018, product revenues were $1.0 million, $0.2 million, and $0.3 million, respectively.

We do not have a history of generating significant revenue. We generated net losses of $26.8 million, $32.4 million and $30.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $14.7 million. Our ability to generate revenue sufficient to achieve profitability will depend on our successful development and continuing commercialization of our products and software solutions.

We expect to incur significant expenses and operating losses for the foreseeable future as we further develop our products and software solutions, including introducing new designs and functionality, and as we further expand our business development, sales and customer support teams to drive new customer adoption, expand use cases and integrations, and support international expansion. We will also face increased compliance costs associated with growth and the expansion of our customer base. Furthermore, we expect to continue to incur additional costs associated with operating as a foreign private issuer with ADSs listed on Nasdaq as well as ordinary shares listed on the Oslo Bors, including significant additional legal, accounting, investor relations and other expenses that we did not previously incur prior to the listing of our ADSs on Nasdaq.

As a result of these anticipated expenditures, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales and services, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Financial Operations Overview

Operating Results

The following table summarizes the results of our operations for the years ended December 31, 2020, 2019, and 2018.

	Year Ended December 31,
				2020-2019	2019-2018
	2020	2019	2018	Change	Change
Revenue:
Product	$1,013	$159	$268	537%	(41%)
Service	82	265	172	(69%)	54%
Total revenue	1,095	424	440	158%	(4%)
Operating expenses:
Purchases, net of inventory variation	275	62	185	344%	-66%
Payroll expenses	17,672	21,750	19,770	(19%)	10%
Research and development expenses	1,895	4,385	5,631	(57%)	(22%)
Other operating expenses	5,936	4,641	3,919	28%	18%
Amortization and depreciation	1,719	1,633	842	5%	94%
Total operating expenses	27,497	32,471	30,347	(15%)	7%
Loss from operations	(26,402)	(32,047)	(29,907)	18%	(7%)
Finance income	26	135	134	(81%)	1%
Finance cost	(477)	(351)	(411)	(36%)	15%
Loss before tax	(26,853)	(32,263)	(30,184)	17%	(7%)
Income tax expense	(99)	(160)	(41)	(38%)	290%
Net loss for the year	$(26,754)	$(32,423)	$(30,225)	18%	(7%)

Revenue

Revenue for the year ended December 31, 2020 was $1.1 million, consisting of $1.0 million of revenue from product sales, and $0.1 million of revenue from services. The increase in product sales of $0.9 million or 537% from 2019 to 2020 relates primarily to sales to a single large customer, a leading global provider of financial news and services. In 2020, we continued to ship our current generation of sensors, and we expect to continue to ship these products for the next several quarters. We began shipping samples of our newest TrustedBio product during the third quarter of 2020 and expect commercial shipments of TrustedBio products in the second half of 2021. Service revenue for the year was less than $0.1 million, as the 2019 service revenue was non-recurring, and we expect product revenue to comprise the majority of our revenue on a go-forward basis.

Revenue for the year ended December 31, 2019 was $0.4 million, consisting of $0.2 million of revenue from product sales, and $0.2 million of revenue from services consisting of non-recurring engineering services performed as part of a $6 million dollar minimum commitment from the aforementioned global provider of financial news and services. This customer accounted for the increase in service revenue of $0.1 million or 54% from 2018 to 2019.

Revenue for the year ended December 31, 2018 was $0.4 million, consisting of $0.2 million of revenue from product sales, and $0.2 million of revenue from services, primarily for non-recurring engineering services.

The decrease in product sales of $0.1 million or 41% from 2018 to 2019 relates to our transition to newer product lines as sales of certain products that shipped in 2018 did not recur in 2019, and we began shipping newer products to new customers in 2019. During the year ended December 31, 2019, approximately 10% of revenue came from new customers.

In 2020, 99.5% of our product revenues came from customers outside of the United States, however, 93.9% of our service revenues came from a single customer in the United States due to the aforementioned non-recurring engineering services related to a $6 million dollar minimum commitment. As product deliveries

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

to this customer only began in 2020, an increased and significant portion of our revenues will come from the United States during 2021. Substantially all of our product revenue in 2019 and 2018 was from customers outside of the United States, comprising 96.9% and 98.9% of product revenue in 2019 and 2018, respectively.

Purchases, net of inventory variation

Purchases increased by $0.2 million, or 344%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily due to higher product sales to the aforementioned large customer, as well as other commercial shipments of our current generation of card products and samples of TrustedBio.

Purchases decreased by $0.1 million, or 66%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to lower product sales and our transition to newer product lines.

Payroll Expenses

Payroll expenses for the year ended December 31, 2020 were $17.7 million as compared to $21.8 million for the year ended December 31, 2019, a decrease of $4.1 million, or 19%. The decrease was primarily due to cost reduction activities undertaken in the fourth quarter of 2019, as well as temporary salary reductions in the 2nd quarter of 2020 due to uncertainty surrounding the COVID-19 pandemic. The average number of FTEs was 102 in 2020, down from 109 in 2019 due to headcount reductions taken in connection with our cost reduction activities.

Payroll expenses for the year ended December 31, 2019 were $21.8 million as compared to $19.8 million for the year ended December 31, 2018, an increase of $2.0 million, or 10%. The increase was primarily due to an increase in the average number of full-time equivalents, or FTE, employees during the year as we added additional development and sales staff. The average number of FTEs was 109 in 2019, up from 99 in 2018. However, as a result of cost reduction activities undertaken in the fourth quarter of 2019, we had 100 FTEs as of December 31, 2019, compared to 104 FTEs at the end of 2018.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 were $1.9 million as compared to $4.4 million for the year ended December 31, 2019, a decrease of $2.5 million, or 57%. The decline was mainly due to R&D grants for SME in the United Kingdom of $1.8 million, which was credited to research and development expenses.

Research and development expenses for the year ended December 31, 2019 were $4.4 million as compared to $5.6 million for the year ended December 31, 2018, a decrease of $1.2 million, or 22%. The decline was mainly due to the shifting of a portion of outsourced development work to be performed internally.

During the first quarter of 2020, we filed amended tax returns in the United Kingdom for the tax years 2017 and 2018 to claim research and development relief grants for these years, in addition to 2019. As a result, we received $1.5 million in refunds. For 2020, we have accrued $0.3 million in R&D relief grants in the UK. In addition, we received a research and development grant, or the SkatteFunn grant, in the amount of $0.5 million, $0.6 million, and $0.6 million, respectively, from the Norwegian government in each of 2020, 2019, and 2018. The total grants of $2,301 was credited to research and development expenses, see notes 5 and 6 in the consolidated financial statements.

Other Operating Expenses

Other operating expenses for the year ended December 31, 2020 were $5.9 million as compared to $4.6 million for the year ended December 31, 2019, an increase of $1.3 million, or 28%. The increase was primarily due to outside professional services associated with the company’s listing on the Nasdaq in the first quarter of 2021 in the amount of $1.1 million during 2020, as well $0.3 million of additional stock compensation expense during the year compared to 2019.

Other operating expenses for the year ended December 31, 2019 were $4.6 million as compared to $3.9 million for the year ended December 31, 2018, an increase of $0.7 million, or 18%. The increase was primarily due to outside professional services associated with the two capital raises in the first and fourth quarters of 2019, as well as certain information technology costs and increased operating expenses relating to higher employee headcount.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Taxation

During the years ended December 31, 2020, 2019 and 2018, the Company did not pay or accrue income taxes in Norway due to continuing net operating losses. In 2020, the company recognized in income $0.1 million in the United Kingdom. The Company paid and accrued $0.2 million and $41,000 in 2019 and 2018, respectively, in the United States and United Kingdom. Due to tax loss carryforward in China, we have not paid any corporation income tax in China.

We conduct research and development activities in the United States and in 2020, claimed research and development tax credits relating to 2017, 2018 and 2019. The tax credit in the United States is used to offset a portion of taxable income.

As of December 31, 2020, we have Norwegian and UK tax net operating loss carryforwards of $219.2 million and $5.3 million, respectively, which do not expire.

Net Loss for the Year

Net loss for the years ended December 31, 2020, 2019, and 2018 was $26.8 million, $32.4 million, and $30.2 million, respectively. As of December 31, 2020 and 2019, we have accumulated losses of $14.7 million and $198.2 million, respectively. $210.3 million of share premium has been allocated to cover accumulated losses, effective December 31, 2020.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development and other operating expenses will increase in connection with conducting development and marketing activities for our products, as well as costs associated with operating as a foreign private issuer listed on Nasdaq. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources. To date, we have financed our operations primarily through the issuances of our equity securities.

As of December 31, 2020, we had cash and cash equivalents of $7.3 million, representing 43% of the total assets.

In February 2021, we completed an additional private placement with existing and new shareholders and raised $27.2 million.

While we have been successful in raising funds through private placements of shares in the past, there can be no assurance that such actions will be successful in the future.

We have no debt to financial institutions or ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our leases.

Cash Flows

The following table summarizes the results of our cash flows for the periods presented:

	Year Ended December 31,
	2020	2019	2018
Net cash flow used in operating activities	$(23,294)	$(27,168)	$(26,775)
Net cash flow provided by (used in) investing activities	(232)	(721)	(970)
Net cash flow provided by financing activities	17,438	32,989	835

Net change in cash and cash equivalents	$(6,088)	$5,100	$(26,910)

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

Net cash flow used in operating activities

During the year ended December 31, 2020, cash used in operating activities was $23.3 million, primarily resulting from our net loss before tax of $26.9 million less non-cash charges of $4.5 million included in net loss, and net cash used in working capital of $1.0 million.

During the year ended December 31, 2019, cash used in operating activities was $27.2 million, primarily resulting from our net loss before tax of $32.3 million less non-cash charges of $4.2 million included in net loss, and net cash provided by working capital of $1.2 million.

During the year ended December 31, 2018, cash used in operating activities was $26.8 million, primarily resulting from our net loss before tax of $30.2 million less non-cash charges of $3.8 million included in net loss, and net cash used for working capital of $0.1 million.

Net cash flow used in investing activities

Net cash flow used in investing activities was $0.2 million for the year ended December 31, 2020, compared to $0.7 million for the year ended December 31, 2019. This change was primarily due to a decrease of $0.5 million in purchases of property, plant and equipment investment in 2020 as compared to 2019.

Net cash flow used in investing activities was $0.7 million for the year ended December 31, 2019, compared to $1.0 million for the year ended December 31, 2018. This change was primarily due to a decrease of $0.3 million in purchases of property, plant and equipment investment in 2019 as compared to 2018.

Net cash flow provided by financing activities

The decrease in net cash flow provided by financing activities to $17.4 million for the year ended December 31, 2020 from $33.0 million for the year ended December 31, 2019 was due to the decrease in share issuances of $15.4 million.

The increase in net cash flow provided by financing activities to $33.0 million for the year ended December 31, 2019 from $0.8 million for the year ended December 31, 2018 was due to increases in share issuances of $33.3 million, partially offset by net payment on a financed asset purchase and lease liabilities of $1.2 million.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a foreign private issuer listed on Nasdaq, we will incur significant additional audit, legal and other expenses.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our development and marketing efforts and other related activities;

•	the cost of manufacturing our products or components of our products;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the cost and timing of enhancing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth.

We have a history of losses, limited revenue and negative cash flows from operations. We have been able to raise funds through private placements of shares in the past. During 2020, we raised $18.0 million through private placements. In February 2021, we completed an additional private placement with existing and new shareholders and raised $27.2 million.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under SEC rules, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial position.

Parent Company Financial Statements

The Financial Review above of the consolidated profit and loss statements, as well as the consolidated statements of financial position, largely apply to the parent company itself. The parent company holds all intellectual property rights. It is also the group’s party to all trade relations with manufacturing partners and customers. All revenues and cost of goods sold accrue in the parent company. The subsidiaries provide development services, market facilitation services, supply-chain and administrative services to IDEX Biometrics ASA and do not trade with external customers. The parent company recognizes these services as development expense and other expenses. The entities are funded through a combination of equity and intercompany loans, as required.

Most of the group’s employees are employed in the subsidiaries. Hence, the parent has a small share of the group’s payroll expenses. The parent company purchases development services from the subsidiaries, whose charges include the payroll cost of the R&D staff. Thus, the parent company reports higher R&D costs than the consolidated group. The parent company purchases marketing and other services from the subsidiaries, whose charges include the payroll cost of the staff performing the service. Thus, the parent company reports higher other costs than the consolidated group.

The company’s long-term loans to the group companies have been reduced from 2019 to 2020. The short-term receivables from group companies have increased mainly due to credit notes from IDEX UK. The credit notes were issued for IDEX UK to carry its development cost in order to qualify for research and development tax credits in the UK. The payables to group companies av been reduced as the company for 2020 has a receivable on IDEX UK instead of a payable as was the case for 2019. Other aspects of the parent company’s balance sheet are covered by the comments for the consolidated balance sheet for the group.

Allocation of the Net Loss for the Year

The net loss for 2020 of the parent company IDEX Biometrics ASA was $17,237,488.60 compared to a net loss of $33,693,918.15 in 2019. The board proposes that the loss shall be added to the accumulated loss. $210,250,000.- of the share premium has been allocated to cover accumulated losses. The board does not propose any dividend payments for 2020.

Going Concern

The going concern assumption has been applied for the group as well as the parent company when preparing the financial statements. IDEX has incurred significant accumulated operating losses. The net equity amounted to $20.6 million as of December 31, 2020. The company has no debt to financial institutions, and raised $27.2 million new equity before expenses on February 15, 2021. The company has adequate working capital to meet its operating commitments for at least twelve months from the date of this report. The board confirms that the conditions for the going concern assumption are met.

HEALTH, SAFETY AND ENVIRONMENT

The board and management seek to create a working environment that is pleasant, stimulating, safe and to the benefit of all employees. The working environment complies with the existing rules and regulations. IDEX offers flexible working hours for all employees. The board has not found reason to implement special measures.

As of December 31, 2020, we had 89.5 full-time equivalent, or FTE, employees and 7.5 FTE contractors. Of these, 72 individuals are engaged in R&D. Specifically, 33 individuals are engaged in silicon, sensor and packaging, 21 in systems and technology and 18 in software. In addition, 11.5 individuals are engaged in sales and marketing and 13 in operations, finance and administration. Of these employees and contractors, 36 FTE are based in Europe, 54 in the United States and 8 in China.

We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages.

IDEX Biometrics ASA Annual Report 2020	Report from the Board of Directors

No employee has suffered work-related injury resulting in sick leave. No accidents or incidents involving the assets of IDEX have occurred. The sick leave in the group was 0.4% in 2020, compared to 0.6% in 2019. Due to the low number of employees, statistics for the parent company are not presented. The sick leave data are not considered reason for concern.

IDEX practices equal opportunities in all aspects. All facilities at IDEX are equally well equipped for females and males. Traditionally, fewer women than men have graduated in IDEX’s fields of work. The management structure reflects the composition of the technical staff. The board has not taken any special measures in these respects.

IDEX’s activities do not pollute the environment. No hazardous materials are used in the facilities.

CORPORATE SOCIAL RESPONSIBILITY

The board resolved a revised Code of Conduct and Code of Ethics on December 21, 2020, replacing the former Ethical Guidelines. The Code covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards, and incorporates IDEX’s guidelines on social responsibility. The Code is reviewed annually and revised periodically as appropriate. The Code is available at the Company’s website. It applies to all IDEX staff members, whether employed, contracted or holding elected offices.

The purpose of IDEX’s business is to create value for shareholders, while also benefiting customers, employed and contracted staff, suppliers, other business relations and the society at large. IDEX is committed to maintaining a high standard of corporate governance, be a good corporate citizen and demonstrate integrity and high ethical standards in all of its business dealings. IDEX makes every reasonable effort to secure a healthy, safe and lawful work environment and that the Company complies with all applicable laws, rules and regulations concerning occupational health, safety and environmental protection.

The Company promotes equality and non-discrimination, non-harassment, fairness and ethical behavior. The Company offers a pleasant, well-equipped and risk-free work environment, maintains fair and balanced employment practices and equal employment opportunity policies and complies with all applicable labor laws. IDEX encourages and also expects similar commitment from its suppliers, partners and customers.

IDEX fulfils its role as a socially responsible member of society by the business it operates and how it is conducted. If and when publicity, attention and other benefits are evident and expedient for the business, the Company may be a sponsor. The Company refrains from charitable donations because such donations are not within the authority from the shareholders to the board and management. Gifts from IDEX may also establish or be considered to represent inappropriate ties. IDEX does not make any political contributions.

With a dynamic organization, IDEX is implementing new or revised policies, monitoring activities and control mechanisms in order to have adequate business controls. The electronics industry is not perceived as a high-risk industry. China is the only country where IDEX itself operates that has high risk related to human rights, employment conditions, environment or corruption. All customers, partners and suppliers to IDEX are reputable companies. Some of the partner companies operate in high-risk countries, such as China, the Philippines or Thailand. IDEX requirers that the companies it deals with comply with the applicable regulatory framework and pay due respect to the norms of the various stakeholders in their businesses. None of the processes in use by the suppliers are known to be of particular hazard to staff or the environment. The board has not taken any special measures in these respects.

As IDEX’s commercial activities and revenue continues to grow, the company will implement appropriate additional programs to ensure the integrity of its business.

STATEMENT ON MANAGEMENT REMUNERATION

The annual general meetings in 2020 and prior years have considered and resolved guiding and mandatory guidelines for management remuneration. The guidelines and the actual remuneration in 2020 have been included in a note to the parent company financial statements and will also be presented to the annual general meeting in a separate document. The managing director of the parent company is also CEO of the group and performs this duty as a part of his employment for no additional remuneration.

OUTLOOK

During 2020 IDEX made good progress transitioning from research and development to commercial activities. Even with the extraordinary challenges created by COVID-19 on business and society, the team was able to remain focused and execute on the 2020 business plan.

Report from the Board of Directors	IDEX Biometrics ASA Annual Report 2020

Throughout the year, IDEX achieved several certifications by multiple major payment networks/brands. Several new card manufacturers have initiated new product developments based on IDEX’s biometric technology and solutions. The company began to ramp commercial production shipments for the large IT and financial services customer and had the first commercial orders and shipments of the third generation TrustedBio solution for biometric payment cards.

Estimates show the addressable market for biometric cards to steadily grow and reach more than 3 billion units by 2024. We expect 2021 will see increasing shipments to a broader range of customers, banks, and credit issuers.

April 20, 2021

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad	/s/ Lawrence John Ciaccia	/s/ Deborah Lee Davis
Morten Opstad	Lawrence John Ciaccia,	Deborah Lee Davis,
Chair	Deputy chair	Board member

/s/ Hanne Høvding	/s/ Stephen Andrew Skaggs	/s/ Vincent Arthur Graziani
Hanne Høvding	Stephen Andrew Skaggs	Vincent Arthur Graziani
Board member	Board member	Managing director, CEO

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

CONSOLIDATED FINANCIAL STATEMENTS

IDEX Biometrics ASA

Consolidated Statements of Profit and Loss (In thousands, except per share amounts)

		Year Ended December 31,
	Note	2020	2019	2018
Revenue:
Product		$1,013	$159	$268
Service		82	265	172

Total revenue	3	1,095	424	440
Operating expenses:
Purchases, net of inventory variation		275	62	185
Payroll expenses	4	17,672	21,750	19,770
Research and development expenses	5, 6	1,895	4,385	5,631
Other operating expenses	21	5,936	4,641	3,919
Amortization and depreciation	10,11, 12	1,719	1,633	842

Total operating expenses		27,497	32,471	30,347

Loss from operations		(26,402)	(32,047)	(29,907)
Finance income		26	135	134
Finance cost	18	(477)	(351)	(411)

Loss before tax		(26,853)	(32,263)	(30,184)
Income tax benefit (expense)	8	99	(160)	(41)

Net loss for the year		$(26,754)	$(32,423)	$(30,225)

Loss per share, basic and diluted	9	$(0.03)	$(0.05)	$(0.06)

Consolidated Statements of Comprehensive Income

		Year Ended December 31,
	Note	2020	2019	2018
Net loss for the year		$(26,754)	$(32,423)	$(30,225)
Other comprehensive income that may be reclassified to profit (loss) in subsequent periods:
Foreign currency translation adjustment		670	(662)	(455)

Total comprehensive income (loss) for the period (net of tax)		$(26,084)	$(33,085)	$(30,680)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

IDEX Biometrics ASA

Consolidated Statements of Financial Position (In thousands)

		December 31,	December 31,
	Note	2020	2019
Assets
Non-current assets:
Goodwill	10	$968	$941
Intangible assets	10	2,442	2,605
Property, plant and equipment	11	1,667	2,013
Right-of-use assets	12	1,016	1,375
Non-current receivables		75	152

Total non-current assets		6,168	7.086
Current assets:
Inventory	19	859	686
Trade receivables	17	487	31
Prepaid expenses		1,031	769
Other current receivables	17	1,163	772
Cash and cash equivalents	13	7,298	14,126

Total current assets		10,838	16,384

Total assets		$17,006	$23,470

Equity and liabilities

Paid-in capital:
Share capital (NOK 0.15 par value per share, 832,146,748 and 717,988,732 shares issued and outstanding at December 31, 020 and 2019, respectively.		$17,251	$15,445
Share premium		3,608	197,639
Other paid-in capital		18,664	15,903

Total paid-in capital	15, 16	39,523	228,987
Foreign currency translation effects		(12,322)	(12,992)
Accumulated loss		(14,687)	(198,183)

Total equity		12,514	17,812
Non-current liabilities:
Deferred tax liabilities	8	—	31
Non-current lease liabilities	12	327	610

Total non-current liabilities		327	641
Current liabilities:
Accounts Payable	18	631	463
Income tax payable	8	—	129
Current lease liabilities	18	731	788
Public duties payable		320	357
Other current liabilities	18	2,483	3,280

Total current liabilities		4,165	5,017

Total liabilities		4,492	5,658

Total equity and liabilities		$17,006	$23,470

The accompanying notes are an integral part of these consolidated financial statements.

April 20, 2021
The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad	/s/ Lawrence John Ciaccia	/s/ Deborah Lee Davis
Morten Opstad	Lawrence John Ciaccia,	Deborah Lee Davis,
Chair	Deputy chair	Board member

/s/ Hanne Høvding	/s/ Stephen Andrew Skaggs	/s/ Vincent Arthur Graziani
Hanne Høvding	Stephen Andrew Skaggs	Vincent Arthur Graziani
Board member	Board member	Managing director, CEO

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

IDEX Biometrics ASA

Consolidated Statements of Changes in Equity (In thousands)

				Foreign
			Other	Currency
	Share	Share	Paid-in	Translation	Accumulated	Total
	Capital	Premium	Capital	Effect	Loss	Equity
Balance at December 31, 2017	$12,467	$165,618	$10,404	$(11,875)	$(135,535)	$41,079
Share issuance	29	801	—	—	—	830
Share-based compensation	5	—	2,949	—	—	2,954
Loss for the year	—	—	—	—	(30,225)	(30,225)
Other comprehensive income	—	—	—	(455)	—	(455)

Balance at December 31, 2018	12,501	166,419	13,353	(12,330)	(165,760)	14,183

Share issuance	2,940	31,220	—	—	—	34,160
Share-based compensation	4	—	2,550	—	—	2,554
Loss for the year	—	—	—	—	(32,423)	(32,423)
Other comprehensive income	—	—	—	(662)	—	(662)

Balance at December 31, 2019	15,445	197,639	15,903	(12,992)	(198,183)	17,812

Share issuance	1,729	16,219	—	—	—	17,498
Share-based compensation	77	—	2,761	—	—	2,838
Loss for the year	—	—	—	—	(26,754)	(26,754)
Allocation of share premium	—	(210,250)	—	—	210,250	—
Other comprehensive income	—	—	—	670	—	670

Balance at December 31, 2020	$17,251	$3,608	$18,664	$(12,322)	$(14,687)	$12,514

Refer also to Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

IDEX Biometrics ASA

Consolidated Statements of Cash Flow (In thousands)

		Year Ended December 31,
	Note	2020	2019	2018
Operating activities
Profit (loss) before tax		$(26,853)	$(32,263)	$(30,184)
Amortization and depreciation expense	10,11,12	1,719	1,633	842
Share-based compensation expense	4	2,755	2,531	2,969
Change in inventories	19	(139)	470	(112)
Change in accounts receivable	17	(414)	8	26
Change in accounts payable	18	141	(124)	252
Change in other working capital items		(618)	895	(280)
Other operating activities		579	43	119
Interest expense		(27)	103	103
Other financial items		—	(238)	(314)
Taxes paid		(437)	(226)	(196)

Net cash flow from operating activities		(23,294)	(27,168)	(26,775)

Investing activities
Purchases of property, plant and equipment	11	(152)	(850)	(1,104)
Purchases of intangible assets	10	(181)	—	—
Payments of non-current receivables	17	75	(6)	—
Interest received		26	135	134

Net cash flows from investing activities		(232)	(721)	(970)

Financing Activities
Net proceeds from issue of shares	15,16	18,731	34,164	835
Payments on lease liabilities	12	(793)	(675)	—
Payment related to a financed asset purchase	18	(500)	(500)	—
Net cash flow from financing activities		17,438	32,989	835

Net change in cash and cash equivalents		(6,088)	5,100	(26,910)
Effect of foreign exchange rate changes		(740)	(609)	(274)
Opening cash and cash equivalents balance		14,126	9,635	36,819

Cash and cash equivalents at December 31	13	$7,298	$14,126	$9,635

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

1. Nature of the Business and Basis of Presentation

IDEX Biometrics ASA and subsidiaries (collectively “IDEX” or the “Company”) is a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. The Company’s fingerprint sensors and biometric solutions are used in touch-free smart cards, including payment cards, and electronic devices. IDEX Biometrics ASA (the “parent company”) is a public limited liability company incorporated in 1996 in Norway. The address of the head office is Dronning Eufemias gate 16, NO-0191 Oslo, Norway. IDEX Biometrics ASA’s shares are listed at Oslo Børs, the stock exchange in Oslo with ticker code IDEX. IDEX Biometrics ASA ADSs have been listed on the Nasdaq Capital Market in New York since March 1, 2021. Each ADS represents 75 IDEX shares and the ticker code is IDBA.

IDEX is comprised of the parent company and its subsidiaries in the United States of America, IDEX Holding Company Inc. and IDEX America Inc. (“IDEX America”), the United Kingdom (UK), IDEX Biometrics UK Ltd. (“IDEX UK”), and the People’s Republic of China, IDEX Electronics (Shanghai) Co., Ltd. (“IDEX China”). All subsidiaries are wholly-owned. The parent company holds all intellectual property of IDEX and is party to all customer and manufacturing partner agreements. The subsidiaries provide various services to the parent company, mainly within the technical development, supply-chain administration, and customer interfacing and marketing functions.

The consolidated financial statements of IDEX have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. The consolidated financial statements have been prepared on a historical cost basis. The going concern assumption has been applied when preparing the financial statements. The company has adequate working capital to meet its operating commitments for at least twelve months from the date of this report. The company’s board of directors confirms that the conditions for the going concern assumption are met.

The consolidated financial statements for the year ended December 31, 2020 were approved by the board on April 20, 2021.

2. Summary of Significant Accounting Policies Changes in accounting policies

IFRS 3 Business Combinations

The amendments to IFRS 3, issued in October 2018 and effective from 1 January 2020, introduce clarification to the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, and they narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs. The amendments also establish an optional test to identify a concentration of fair value that, if applied and met, would lead to the conclusion that an acquired set of activities and assets is not a business. IDEX has implemented the amendments effective from 1 January 2020. The amendments are applied for relevant transactions that occur on or after the implementation date but have no effect on the financial statements prior to the implementation. Other changes in standards did not have any material impact on the financial statements.

Standards and interpretations issued but not yet effective:

IDEX does not expect that any newly issued, but not yet effective standards, amendments and interpretations will have a significant impact on the consolidated financial statements or notes for IDEX’s current activity and assets but may affect the accounting for future transactions or arrangements. IDEX will implement the new standards and interpretations as they become effective.

Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses, and disclosures. The

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

judgments, estimates and related assumptions have been based on management’s best understanding of the situation, knowledge of past and recent events, experience and other factors which are considered reasonable under the circumstances. Actual results may deviate from such assumptions. Estimates and underlying assumptions are evaluated continuously.

Significant accounting judgments for IDEX

Intangible assets: Research costs are expensed as incurred. IDEX’s patents and other intellectual property rights created by IDEX are capitalized and held in the consolidated statements of financial position only when they satisfy the criteria for capitalization. No development costs have been capitalized in 2020 or 2019, thus all development costs and internal costs related to the creation of intellectual property have been expensed as incurred. Acquired intangible assets are capitalized at the price allocated to the various assets based on estimated fair value. Intangible assets are amortized over their useful lives. An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. Goodwill is tested at minimum annually. If an asset’s carrying amount is higher than the asset’s recoverable amount, an impairment loss will be recognized in the consolidated statements of profit and loss. The recoverable amount is the higher of the fair value less costs to sell and the discounted cash flow from continued use. The fair value less costs to sell is the net amount that can be obtained from a sale to an independent third party. The recoverable amount is determined separately for each asset. Impairment losses recognized in the consolidated statements of profit and loss for previous periods are reversed when such is evidenced. Reversal is limited to the lower of the updated recoverable amount and the carrying amount that would have been recognized had no impairment losses been recognized for the asset in prior years. Impairment charges on goodwill are not reversed.

Inventory: Raw materials, which are part of the trade or manufacturing flow in the sense that the item is embedded in or otherwise becomes a part of the physical delivery to the customer (work in process and finished goods) are inventoried. Materials and components for research or development are expensed at the time of purchase and not included as inventory. Inventory is held at the lower of cost and net realizable value, less impairment, if any. The determination of net realizable value is subject to judgment, as reselling components may not be easily achieved, and the Company’s finished goods are part of a new market with varying margins.

Significant accounting estimates for IDEX

Share based compensation: IDEX estimates the fair value of incentive subscription rights (SRs) at the grant date by using the Black-Scholes option pricing model. The valuation is based on share price and exercise price, share price volatility, interest rates and duration of the SRs, and assumptions of staff attrition and the likelihood of early exercise. The share-based compensation is expensed as earned over the vesting period. The accrued cost of the employer’s social security tax on the earned intrinsic value of the SRs is calculated at each consolidated statement of financial position date

Impairment evaluation of goodwill: Goodwill amounts to the fair value of the consideration for the assets less the capitalized value of the identifiable assets and any impairment charges, if any. Impairment testing of goodwill is based on the estimated fair value or the value in use of the business. The Company considers the relationship between its market capitalization (recoverable amount) and its carrying amount, among other factors, when reviewing for indicators of impairment. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the forecast for the next five years. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Financial risk, market risk and capital management

The business risk may be summarized in five points: (i) IDEX has to date earned insufficient revenues compared to costs. IDEX has reported accumulating losses and expects future losses in the short term. (ii) IDEX’s business plan assumes revenue from products which IDEX has traded commercially in large volumes but not in mass production volumes. (iii) Revenue from IDEX’s products depends, among other things, on market factors, which are not controlled by IDEX. (iv) Competitive products may outperform IDEX’s product offering. (v) Some of IDEX’s intended markets remain immature and all are undergoing rapid technological changes.

IDEX’s trade receivables and other receivables have moderate to low credit risk.

IDEX does not actively manage liquid funds, which means that funds are placed in floating-interest rate bank

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

accounts. Investments in property, plant and equipment are only made when mandatory for the needs of the core business. IDEX has been funded by equity since 2010. IDEX will prepare and implement comprehensive capital management and funding policies as and when needed.

Market risk arises from the Company’s exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the currencies IDEX operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2020, IDEX had cash and cash equivalents of $7.3 million. The Company’s exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates in Norway. IDEX’s cash and cash equivalents are invested in interest-bearing savings accounts. The Company has not entered into investments for trading or speculative purposes. Due to the conservative nature of IDEX’s investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of its portfolio, and therefore the Company does not expect its operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

IDEX’s transactions are commonly denominated in U.S. dollars. However, the Company incurs a portion of its expenses in other currencies, primarily British pounds, Norwegian krone, Euros and Chinese yuan and is exposed to the effects of these exchange rates. IDEX seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies, with cash being kept in Norwegian krone. The Company does not use forward exchange contracts to manage exchange rate exposure. A 10% increase in the value of the Norwegian krone relative to the U.S. dollar or other currencies would not have had a material effect on the carrying value of IDEX’s net financial assets and liabilities in foreign currencies at December 31, 2020.

Credit and Liquidity Risk

IDEX has a relatively short commercial history and limited revenue in the periods presented. The Company does not believe it had significant credit risk relating to its trade receivables as of December 31, 2019 and 2020. IDEX’s cash and bank deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main Norwegian clearing banks. IDEX invests its liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. The Company has no debt to financial institutions and maintains adequate bank balances to meet liabilities as they fall for at least twelve months from the date of this report.

COVID-19

The future progression of the pandemic and its effects on the Company’s business and operations are uncertain. The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. Effective March 2020, all travel and face-to-face meetings ceased and most staff were asked to work from home. Staff that needed to work at an IDEX facility did so in compliance with local government guidelines. There have not been any significant delays in development projects. However, the pandemic has caused certain customer delays in the short-term, including contact-related activities such as biometric card pilots. In addition, the company took actions during the pandemic to reduce costs and the cash burn rate, including temporary payroll reductions which have now been restored.

Significant accounting policies

Consolidation

The Company’s consolidated financial statements comprise IDEX Biometrics ASA and companies in which IDEX Biometrics ASA has a controlling interest. Controlling interest means that IDEX is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany transactions, balances, revenues and expenses and unrealized internal profit or losses are eliminated upon consolidation.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

Revenue

Revenue from contracts with customers is recognized upon satisfaction of the performance obligations for the transfer of goods and services. The revenue amounts that are recognized reflect the consideration to which IDEX is entitled to. Service revenue from services is recognized over time pursuant to the terms and conditions in the agreements. Payment for delivery of products and services is generally due within 30-45 days from delivery or occasionally due in advance. The Company does not have any significant financing components or obligations for warranties, returns, or refunds.

When a contract contains multiple, distinct performance obligations, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices. The Company has historically had directly observable stand-alone selling prices in such contracts. In contracts covering both services and sale of products, the Company has evaluated the development service and the sale of products as distinct performance obligations.

Sale of products: The Company sells completed biometric fingerprint sensors or modules to its customers. Each sensor or module contains embedded software. The hardware and the embedded software are interdependent – that is, each needs the other to provide the intended function to the customer. Revenue is recognized at the point in time in which the customer obtains control of the products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements.

Development and other engineering services: The Company provides development and engineering services to its customers. Revenue from services is recognized over time, where progress and recognition of services performed is measured based on completion of multiple results-based substantive contractual milestones and acceptance clauses being met. The variable consideration related to these milestones and acceptance clauses meets the criteria to be constrained from the transaction price until the related uncertainty is resolved, when it is probable that a significant reversal of revenue will not occur.

Trade receivables

A receivable is recognized for the unconditional consideration that is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company uses the simplified approach measuring expected credit losses.

Purchases, net of inventory variation

Purchases, net of inventory variation, primarily consist of the cost of raw materials, contract manufacturing, and transportation, net of inventory variation.

Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars. IDEX elected to change its presentation currency from Norwegian krone (NOK) to U.S. dollars with effect from January 1, 2020. This change was made as the Company expanded its global investor base and became listed on the U.S. OTC market, and began preparations for a listing on the Nasdaq Capital Market. Figures have been re-presented from January 1, 2018 to reflect the change in presentation currency. The change in presentation currency does not impact the valuation of assets, liabilities, equity or any ratios between these measures.

The functional currency for the foreign subsidiaries is their local currency. Assets and liabilities in foreign operations, including goodwill and fair value adjustments, are translated into U.S. dollars, being the Company’s presentation currency, using the exchange rates on the consolidated statement of financial position date. Equity transactions in the parent company, whose functional currency was NOK through December 31, 2020, has been converted to the presentation currency using the historical exchange rates for each transaction date. Income and expenses are translated into U.S. dollars using the average exchange rates for the period presented, with certain significant transactions translated using the rate on the transaction date.

Foreign exchange differences arising on translation from functional currency to presentation currency are recognized separately in other comprehensive income (OCI). Translation differences previously recognized in comprehensive income are reversed and recognized in the net result of the year if and when the foreign operations are disposed of.

Research and development (R&D) expenses

Research costs are expensed as incurred. Development expenses that do not meet the criteria of capitalization are expensed as incurred. Development expenses are capitalized when it is probable that IDEX will realize future economic benefits from the asset, IDEX has committed itself to complete the asset, the technically feasibility of

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

completing the asset has been demonstrated, and that the cost can be measured reliably. The assets are amortized over their expected useful life once the asset is available for use. Maintenance and training costs are expensed as incurred. Research and development expenses consist primarily of consumed materials costs and certain outsourced development costs. Payroll costs related to research and development employees are classified as payroll expenses as opposed to research and development expenses on the consolidated statements of profit and loss.

Property, plant and equipment

Property, plant and equipment is held at cost less accumulated depreciation and impairment charges. When assets are sold or retired the assets are derecognized. Any gain or loss on the sale or retirement is recognized in the consolidated statements of profit and loss.

The capitalized amount of property, plant and equipment is the purchase price including freight, installation, duties, taxes and direct acquisition costs related to making the asset ready for use. Costs related to training and commissioning are expensed as incurred. Subsequent costs, such as repair and maintenance expenses, are recognized in the consolidated statements of profit and loss as incurred. Subsequent enhancements giving future economic benefits are recognized in the consolidated statements of financial position as additions to property, plant and equipment.

The assets are depreciated using the straight-line method over each asset’s useful life. The depreciation period and method are assessed each year to ensure that the method and period used is consistent with the status of the non-current asset. The same applies to the residual value.

Intangible assets and goodwill

Acquired identifiable intangible assets are held at cost less accumulated amortization and impairment charges. Goodwill recognized is the difference between the consideration paid and net value of identifiable assets acquired and held, less impairment charges.

Impairment of intangible assets, fixed assets and other non-current assets

An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. Goodwill is tested at minimum annually. If an asset’s carrying amount is higher than the asset’s recoverable amount, an impairment loss will be recognized in the consolidated statements of profit and loss. The recoverable amount is the higher of the fair value less costs to sell and the discounted cash flow from continued use. The fair value less costs to sell is the net amount that can be obtained from a sale to an independent third party. The recoverable amount is determined separately for each asset. IDEX has one operating segment, fingerprint imaging and recognition technology.

Impairment losses recognized in the consolidated statements of profit and loss for previous periods are reversed when such is evidenced. Reversal is limited to the lower of the updated recoverable amount and the carrying amount that would have been recognized had no impairment losses been recognized for the asset in prior years. Impairment charges on goodwill are not reversed.

Inventory

Inventory, consisting of raw materials, work in progress and finished goods, is held at the lower of average full acquisition cost and net realizable value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

Accounts payable

Payables are carried at amortized cost. The interest element is disregarded if it is insignificant.

Finance cost

Finance cost consist of interest expenses and net currency losses.

Finance income

Finance income consist of interest income.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

Provisions

Provisions are recognized when and only when the Company has a present obligation (legal or constructive) as a result of events that have taken place and it is more probable than not that a financial settlement will take place as a result of the event(s), and that the amount can be measured reliably. Provisions are reviewed on each consolidated statement of financial position date and the amount adjusted to the best estimate of the liability. When the effect of time is significant, the provision is measured at the present value of future payments. Any increase in the provision due to time is recorded as interest expense.

Income taxes

The income tax expense consists of the tax payable and changes in deferred tax. Deferred tax has been calculated at the applicable tax rate on the temporary differences between the recorded and tax values, as well as on any tax loss carryforward at the consolidated statement of financial position date. Any temporary differences increasing or decreasing tax that will or may reverse in the same period, have been netted.

A deferred tax asset will be recognized when it is probable that the Company will have a sufficient profit for tax purposes to apply the tax loss carryforward. At each consolidated statement of financial position date, IDEX reviews its deferred tax assets and the amount to be recognized or not. The Company recognizes an unrecognized deferred tax asset to the extent that is has become probable that the Company can utilize the deferred tax asset. Similarly, the Company will reduce its deferred tax asset to the extent that it can no longer utilize it. Deferred tax and deferred tax assets are calculated at the expected future tax rates. The effect of time is not taken into account.

Other taxes

Any other taxes such as turnover taxes, and other taxes that are unrelated to taxable income or profit, are reported on the other operating expense line of the consolidated statements of profit and loss, and not on the income tax line.

Contingent liabilities and assets

Contingent liabilities are possible liabilities resulting from past events whose existence depends on future events, liabilities that are not recognized because it is not probable that they will lead to an outflow of resources, and liabilities that cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the consolidated financial statements but will be disclosed in the notes as appropriate.

Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes if it is probable that a benefit will accrue to IDEX.

Share-based compensation

Subscription rights granted to employees and others are recognized as equity-settled share-based compensation, with the employer’s tax cost recognized as a cash-settled element. The cost of equity-settled compensation is the fair value at grant, which is charged to the consolidated statements of profit and loss as earned over the vesting period(s). The fair value is determined using the Black-Scholes option pricing model. The accrued employer’s tax liability is calculated on the earned intrinsic value of the subscription rights. The liability is remeasured at each consolidated statement of financial position date.

Leasing agreements, rentals

Where the Company is the lessee, management is required to make judgments about whether an arrangement contains a lease, the lease term and the appropriate discount rate to calculate the present value of lease payments. If the rate implicit in the lease cannot be readily determined, management uses the incremental borrowing rate, which represents the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated) and, as such, included within lease liabilities.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and is within the lessee’s control, for example, when significant investment in the facility is made which has a useful life beyond the current lease term.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

In the consolidated statements of cash flows, the cash payments for the principal are classified within cash flows from financing activities. The interest portion of the lease liability is classified within cash flows from operating activities.

Loss per share

Loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares outstanding over the course of the period. Loss per share fully diluted is calculated based on the result for the year divided by the average number of shares fully diluted. Dilutive shares are not assumed to have been issued if their effect is anti-dilutive.

Cash flow

The consolidated statements of cash flow have been prepared by the indirect method with cash flows classified in operating, investing and financing activities.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, the grant is recognized as a reduction in expense.

Segment reporting

IDEX manages its operations as a single segment for the purposes of assessing performance and making operating decisions. IDEX operates as one operating segment, fingerprint imaging and recognition technology. IDEX has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for the purposes of allocating resources and assessing financial performance. The Company’s revenue has historically come from a limited number of customers. During 2020, the top two customers accounted for approximately 81% and 4% of the Company’s revenue, respectively, in 2019, the top two customers accounted for 69% and 10% of revenue, respectively. In 2018, the top three customers accounted for 39%, 36% and 13% of revenue, respectively.

Revenue from contracts with customers by geographical area

IDEX has business operations in four countries. All sales revenues are recorded at IDEX Biometrics ASA, the Norwegian parent company. Sales by geographic region in Note 3 – Revenues from contracts with customers, are based on the country of the entity being billed for products and/or services.

Non-current operating assets by country

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Non-current operating assets:
Norway	$4,014	$4,256	$4,072
United States	1,313	1,648	1,451
United Kingdom	723	1,025	180
China	118	5	7

Total:	$6,168	$6,934	$5,701

Non-current operating assets for this purpose consist of property, plant and equipment, right-of-use assets, goodwill and other intangible assets.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

3. Revenues from contracts with customers

The balances of trade receivables at December 31, 2020 and 2019 were $487 and $31, respectively. There were no contract asset or contract liability balances at December 31, 2020 or 2019.

	Year Ended December 31,
	2020	2019	2018
		(in thousands)
Product Revenue:
Europe, Middle East and Africa	$952	$47	$159
Americas	5	5	3
Asia-Pacific	56	107	106

Total product revenue	1,013	159	268

Service Revenue:
Europe, Middle East and Africa	2	—	—
Americas	77	265	169
Asia-Pacific	3	—	3

Total service revenue	82	265	172

Total Revenue	$1,095	$424	$440

4. Payroll expenses and compensation

	Year Ended December 31,
	2020	2019	2018
		(in thousands)
Salary, payroll tax, benefits, other	$14,917	$19,219	$16,801
Share-based compensation	2,755	2,531	2,969

Total	$17,672	$21,750	$19,770

The entities in the group provides health and other insurances generally in line with common practice in their respective jurisdictions.

The parent company provides a contribution-based pension insurance plan for all its employees. The plan satisfies the Norwegian mandatory service pension rules (obligatorisk tjenestepensjon, OTP). The contribution is 2% and 10% of the employee’s annual eligible salary. The pension plan is a fully insured, defined contribution plan.

Employees of IDEX America may participate in an insured health, dental and vision plan. IDEX America also offers employer-funded plans for life insurance, short-term disability and long-term disability. IDEX America does not offer or plan to offer any pension plans, except for a 401(k) defined contribution plan.

IDEX China contributes to the mandatory social security plans in China, including contribution of 21% of eligible salary to each employee’s personal retirement fund. The pension contribution is included in the social security cost.

IDEX UK contributes between 4% and 6% of basic salary to employees enrolled in IDEX UK’s pension plan, subject to the employee contributing the same percentage through a salary sacrifice arrangement. The contribution satisfies the UK automatic enrollment rules. The pension plan is a fully insured, defined contribution plan.

In 2020, IDEX had two share-based compensation programs: Incentive subscription rights (SRs), and an employee share purchase plan (ESPP). In 2019, the company operated only an SR program. The notional cost of SRs is based on the fair value of SRs at grant. The cost is expensed over the vesting period per tranche of grant, which means the cost is front-loaded over the full duration. The expense is non-cash, and the same amount is added to equity. The potential employer’s tax liability is calculated on the intrinsic value of the pro-rata earned subscription rights at year end, and the net change from the year before is expensed or reversed. Upon exercise, the notional cost remains as recognized, while actual employer’s tax, if any, on exercise is recognized by the relevant entity when incurred. The cost of ESPP is the discount from the fair market value on the date the shares are subscribed for, and the price paid by the employee. This cost is recognized by the parent company on the subscription date. Any related employer’s tax is recognized on the date the employer’s tax is incurred, which date varies by jurisdiction and employee disposition.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

Compensation of Key Management

Key management consisted of the CEO, CFO and CTO in 2020, and CEO, CFO, CIO and CTO in 2019. Note there was a change of CEO in 2020 and a change of CFO in 2019. The following amounts were recognized as an expense in the periods. Employers’ tax is not included:

	Year Ended December 31,
	2020	2019	2018
		(in thousands)
Short-term employee benefits	$906	$1,367	$1,405
Medical and similar benefits, contributions to pension schemes	66	52	26
Share-based compensation	449	840	1,616

Total compensation of key management	$1,421	$2,259	$3,047

Subscription rights to shares held by key management under the subscription rights incentive plans have the following expiry dates and exercise prices:

			Number outstanding as of December 31,
		Exercise Price
Grant Date	Expiry Date	(NOK per share)	2020	2019	2018
September 15, 2014	May 7, 2019	4.45			350,000
February 26, 2016	May 12, 2020	8.10			375,000
August 10, 2016	May 11, 2021	7.79	—	775,000	500,000
November 9, 2016	May 11, 2021	6.59	—	1,400,000	1,400,000
February 24, 2017	May 11, 2021	6.59	—	750,000	750,000
August 9, 2017	May 12, 2022	7.76	—	515,000	830,000
February 21, 2018	May 12, 2022	4.67	—	4,500,000	4,500,000
May 9, 2018	May 9, 2023	4.28	—	2,250,000	3,000,000
August 14, 2019	May 9, 2024	1.65	2,327,800	3,774,000	—
February 26, 2020	May 9, 2024	1.11	5,000,000	—	—
June 17, 2020	May 15, 2025	1.71	1,125,000	—	—

Compensation paid to the board of directors is presented in Note 7.

5. Research and development (R&D) expenses

Research costs are expensed when incurred. Development costs are capitalized and held in the balance sheet only if they satisfy the criteria for capitalization. The same applies to IDEX’s patents and other intellectual property rights created by IDEX. IDEX has not capitalized any development costs in 2020, 2019 or 2018. Development costs related to creation of intellectual property have been expensed when incurred. Grants to research and development are credited against costs.

	Year Ended December 31,
	2020	2019	2018
		(in thousands)
Gross R&D expenses	$4,196	$4,953	$6,245
Government grants credited to cost	(2,301)	(568)	(614)

Net R&D expenses	$1,895	$4,385	$5,631

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

6. Government grants

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Norway - SkatteFunn	$506	$568	$614
UK - R&D relief grant for SME	1,795	—	—

Total	$2,301	$568	$614

The Norwegian SkatteFunn support for research and development is delivered through the tax administration. The scheme is a direct, cash grant to pre-approved research and development projects, subject to approved annual or completion reports to the Research Council of Norway, as well as audited confirmation of costs. The recognized amount in 2020 represents IDEX’s claim based on the cost of the approved project applications. The 2019 grant was received in 2020.

The UK R&D grant for small and medium-sized enterprises is also a grant scheme that is administered through the tax system. IDEX has in 2020 claimed research and development grants in the UK relating to 2017, 2018 and 2019, and accrued the expected grant for 2020. The 2017-2019 relief grants were received in 2020.

7. Related Party Transactions

The Company’s significant shareholders, board members and management, as well as related parties of these are considered related parties.

Compensation of key management has been disclosed in Note 4.

There were no overdue balances with any related parties at the end of 2020, 2019 or 2018. See also Note 17.

Board

Board remuneration is paid in arrears after being approved by the shareholders, normally at the annual general meeting of the parent company. The following board compensation has been paid in 2020, 2019 and 2018:

	Year Ended December 31, 2020
		Shared-based
	Cash Compensation	Compensation	Total
	(in thousands)
Morten Opstad, chair	$40	$—	$40
Lawrence John Ciaccia, deputy chair (1)	38	—	38
Deborah Davis (2)	10	36	46
Hanne Hovding	32	—	32
Stephen A. Skaggs	4	34	38

Total	$124	$70	$194

	Year Ended December 31, 2019
		Shared-based
	Cash Compensation	Compensation	Total
	(in thousands)
Morten Opstad, chair	$43	$—	$43
Lawrence John Ciaccia, deputy chair	34	—	34
Deborah Davis	7	34	41
Hanne Hovding	16	23	39
Andre James MacLeod (3)	7	34	41
Stephen A. Skaggs (4)	—	—	—

Total	$107	$91	$198

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

	Year Ended December 31, 2018
		Shared-based
	Cash Compensation	Compensation	Total
	(in thousands)
Morten Opstad, chair	$20	$25	$45
Lawrence John Ciaccia, deputy chair	2	45	47
Deborah Davis	—	47	47
Hanne Hovding	37	—	37
Andre James MacLeod	10	35	45

Total	$69	$152	$221

(1)	Mr. Ciaccia is a member of the Compensation Committee since 2019
(2)	Ms. Davis is chair of the Compensation Committee since 2019
(3)	Mr. MacLeod left the board on May 9, 2019
(4)	Mr. Skaggs was elected to the board on May 9, 2019

Following the annual general meeting of IDEX on May 15, 2020, board members Deborah Davis and Steve Skaggs elected to receive part of the board remuneration in shares. Board member Deborah Davis acquired 227,073 shares against payment of NOK 0.15 per share, instead of $30 of the board remuneration. Ms. Davis took the remainder of the board remuneration in cash. Board member Steve Skaggs acquired 214,909 shares against payment of NOK 0.15 per share, instead of $28 of the board remuneration. Mr. Skaggs took the remainder of the board remuneration in cash.

The chair of the board is a partner at Advokatfirmaet Ræder AS. The law firm provided services to the Company amounting to $477 in 2020, $470 in 2019 and $333 in 2018. The recognized amounts include accruals for services received but not yet billed.

Lawrence John Ciaccia, who was elected board member at the annual general meeting on May 12, 2015, has served on IDEX’s Strategy Advisory Committee (SAC) since January 2014 and continues his tenure on the SAC. Mr. Ciaccia also provides consulting services to IDEX. The combined fee for SAC service and consulting services amounted to $65 in 2020, $65 in 2019 and $65 in 2018.

Since 2016, former board member Andrew MacLeod had provided consulting services beyond board duty to IDEX. The fees amounted to $26 in 2019 and $73 in 2018. Mr. MacLeod’s service agreement ended on March 27, 2019, and he left the board on May 9, 2019.

Subscription rights to shares held by the board members under the subscription rights incentive plans have the following expiry dates and exercise prices. For further information refer to Note 16 for the plans. These grants have been made to the board members in their capacity of service providers beyond board duty and not as board compensation.

			Subscription rights outstanding as
			of December 31,
		Exercise Price
Grant Date	Expiry Date	(NOK per share)	2020	2019	2018
February 26, 2016	May 12, 2020	8.10	—	—	500,000
August 15, 2018	May 9, 2023	5.10	—	600,000	600,000
June 17, 2020	May 15, 2025	1.71	600,000	—	—

The subscription rights granted on August 15, 2018 were replaced the grant on June 17, 2020 as part of a board approved SR exchange.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

8. Income tax expense

The major components of income tax expense for the years ended are:

	Year Ended December 31,
	2020	2019	2018
Tax expense (benefit) for the year		(in thousands)
Taxes payable on the result of the year	$(44)	$160	$41
Adjustment in respect of prior years	(112)
Change in deferred tax asset/liability	(31)	—	—

Income tax expense (benefit)	$(99)	$160	$41

	Year Ended December 31,
	2020	2019	2018
Specification of deferred tax		(in thousands)
Employer’s tax on share-based compensation	$(216)	$(3)	$—
Fixed Assets	675	62	(52)
Inventory	(213)	(1,154)	(853)
Accruals US	(1,144)	—	—
US SME credits, net	(1,787)	—	—
Losses carried forward	(225,951)	(193,497)	(164,537)

Basis for deferred taxes	(228,636)	(194,592)	(165,632)
Calculated net deferred tax income, local tax rates 5-22%	51,251	(42,772)	(36,365)
Unrecognized deferred tax asset (1)	(51,251)	42,803	36,391

Deferred tax liability in the balance sheet	$—	$(31)	$(26)

	Year Ended December 31,
	2020	2019	2018
Reconciliation of tax expense (benefit)		(in thousands)
Result (loss) before tax	$(26,853)	$(32,263)	$(30,184)

Norway statutory tax rate of 22%	(5,908)	(7,412)	(7,127)
Difference in local tax rates from 22%	22	160	41
Tax on permanent differences	389	640	571
Effect on deferred tax from change in future tax rate from 23%	—	—	1,763
Adjustment in respect to prior years	(112)	—	—
Change in deferred tax asset not recognized on December 31 (2)	5,510	6,772	4,793

Actual tax expense (benefit)	$(99)	$160	$41

(1)

The accumulated unrecognized deferred tax assets amounting to $45,132 and $42,772 at December 31, 2020 and 2019, respectively, are related to tax losses carry forward in Norway and the UK. IDEX Biometrics ASA has not generated taxable profits in prior years. At December 31, 2020 there was not sufficiently convincing evidence that sufficient taxable profit will be generated, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized. There are no restrictions as to how long tax losses may be carried forward in Norway.

(2)	The change in deferred tax asset not recognized contains foreign currency exchange effects on the loss carry forward in Norway, denominated in NOK.

There are no deferred tax charges to other comprehensive income in 2020, 2019, or 2018.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

9. Loss per share

The loss per share is calculated by dividing the profit or loss for the period by the weighted average number of ordinary shares outstanding in the year. The profit (loss) per fully diluted share shall be calculated based on the result for the year divided by the weighted average number of fully diluted shares. The effects of potentially dilutive ordinary shares are not included in the calculation of diluted EPS because their effect would be anti-dilutive.

	Year Ended December 31,
	2020	2019	2018
Net loss for the year (in thousands)	$(26,754)	$(32,423)	$(30,225)

Number of ord. shares issued at Dec. 31	832,146,748	717,988,732	544,314,537

Weighted average basic number of ordinary shares	767,069,645	598,392,108	542,795,969
Assumed exercise of share equivalents	6,323,417	1,759,991	321,955

Weighted average diluted number of shares	773,393,062	600,152,099	543,117,924

Basic and diluted loss per share in the year	$(0.03)	$(0.05)	$(0.06)

10. Intangible assets

Goodwill activity consisted of the following during 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in thousands)
Cost at the beginning of the year	$941	$951
Additions	—	—
Disposals at cost	—	—
Impact of currency translation	27	(10)

Cost at the end of the year	$968	$941

There is only one cash generating unit in the Company and goodwill is allocated to this. IDEX performed the annual impairment test on December 31, 2020. The Company considers the relationship between its market capitalization (recoverable amount) and its carrying amount, among other factors, when reviewing for indicators of impairment. The recoverable amount has been determined based on the fair value of the equity of IDEX. Based on the 2020 assessment, no impairment charge has been made. There were no reasonable possible changes to any key assumptions that would cause an impairment.

Other intangible asset (patents) activity consisted of the following during 2020 and 2019

	Year Ended December 31,
	2020	2019
	(in thousands)
Amortization period (straight-line, in years)	10 -17	10 -17
Cost at the beginning of the year	$4,835	$4,919
Additions	181	—
Disposals at cost	—	(33)
Impact of currency translation	157	(51)

Cost at the end of the year	$5,173	$4,835

Accumulated Amortization at the beginning of the year	$2,230	$1,839
Amortization and impairment	396	415
Accumulated impairment of disposed items	—	(6)
Impact of currency translation	104	(18)

Accumulated Amortization at the end of the year	2,731	2,230

Carrying amount at the end of the year	$2,442	$2,605

Patents acquired in earlier years have been capitalized and are amortized over the estimated useful life, which is the lifetime of the respective patent(s).

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

11. Property, plant and equipment

The significant subsets of property, plant and equipment has the following activity during 2020 and 2019:

2020	Plant and	Office	Instruments
	machinery,	furniture and	and lab
	fixtures and	office	equipment,
(In USD thousands)	fittings	equipment	software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at 31 December 2019	$812	$701	$2,076	$3,589
Additions	21	6	125	152
Impact of currency translation	22	3	16	41

Accumulated cost at 31 December 2020	855	710	2,217	3,782

Accumulated depreciation at 31 December 2019	$104	$453	$1,018	$1,575
Depreciation	119	115	275	509
Impact of currency translation	13	4	14	31

Accumulated depreciation at 31 December 2020	236	572	1,307	2,115

Carrying amount at 31 December 2020	$619	$138	$910	$1,667

2019	Plant and	Office	Instruments
	machinery,	furniture and	and lab
	fixtures and	office	equipment,
(In USD thousands)	fittings	equipment	software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at 31 December 2018	$160	$686	$1,181	$2,027
Additions	664	86	100	850
Disposals at cost	(13)	(73)	(26)	(112)
Impact of currency translation	1	2	5	8

Accumulated cost at 31 December 2019	812	701	2,075	3,588

Accumulated depreciation at 31 December 2018	$61	$373	$725	$1,159
Depreciation	56	152	312	520
Accumulated depreciation of disposed items	(13)	(73)	(23)	(109)
Impact of currency translation	—	1	4	5

Accumulated depreciation at 31 December 2019	104	453	1,018	1,575

Carrying amount at 31 December 2019	$708	$248	$1,057	$2,013

There were no assets under construction at the end of 2020 or 2019.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

12. Leases

The Company’s leases are office and laboratory space. Activity during 2020 and 2019 related to right-of-use assets was as follows. There are no amounts related to 2018 because IFRS 16-Leases was implemented effective 2019.

Right-of-use assets

	Year Ended December 31,
	2020	2019
	(in thousands)
Depreciation period (straight-line, in years)	3-5	3-5
Cost at the beginning of the year	$2,081	$1,140
Additions	417	910
Impact of currency translation	45	31

Cost at the end of the year	$2,543	$2,081

Accumulated Depreciation at the beginning of the year	$706	$—
Depreciation	810	698
Impact of currency translation	11	8

Accumulated Depreciation at the end of the year	1,527	706

Book value at the end of the year	$1,016	$1,375

Costs related to right-of-use assets included in the consolidated statements of profit and loss include the following:

Leases in the statements of income

	Year Ended December 31,
	2020	2019
	(in thousands)
Depreciation	810	698
Finance cost	63	50

Lease liabilities included in the consolidated statements of financial position and related activity in the consolidated statements of profit and loss and consolidated statements of cash flows include the following:

Leases in the statements of financial position

	2020	2019
	(in thousands)
Balance at January 1	$1,398	$1,140
Additions	317	846
Accretion of interest	136	87
Payments	(793)	(675)

Balance at December 31	1,058	1,398

Non-current	327	610
Current	731	788

Total lease liabilities	$1,058	$1,398

13. Cash and cash equivalents by currency were as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Denominated in NOK	$5,298	$11,799
Denominated in USD	1,295	1,823
Denominated in GBP	532	352
Denominated in CNY	173	152

Total	$7,298	$14,126

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

Of the amounts above, employees’ withheld payroll tax deposits amounted to $21 and $44 at the end of 2020 and 2019, respectively. Only the withheld payroll tax deposits were restricted. Deposits for facilities rent or utilities have not been included in cash equivalents.

14. Restricted assets

For certain facilities, the Company has placed an amount corresponding to about 3 months’ rent and allocations of its leasehold facilities in escrow accounts in the landlord’s name for the benefit of the respective landlords. Such escrow accounts and other deposits amounted to $75 at the end of 2020 and $152 at the end of 2019.

No other assets have been pledged as security or are otherwise restricted.

15. Share capital

There is one class of shares, and all shares have equal rights and are freely negotiable. The share capital is fully paid in. The par value of the shares is NOK 0.15 per share. IDEX does not hold any of its own shares.

Number of shares
Balance at December 31, 2017	542,383,105
Share issue (in lieu of cash board compensation)	300,182
Exercise of incentive subscription rights on several dates	1,631,250

Balance at December 31, 2018	544,314,537

Private placement of shares on February 27th	53,437,500
Share issue on May 31st	236,695
Private placement of shares on December 2nd	55,425,407
Private placement of shares on December 24th	64,574,593

Balance at December 31, 2019	717,988,732

Private placement of shares on May 11th	65,341,413
Share issue on May 29th	441,982
Share issue on July 1st	4,318,523
Private placement of shares on November 9th	42,528,181
Employee Share Purchase Plan on December 2nd	1,527,917

Balance at December 31, 2020	832,146,748

Costs related to share issuance have been charged against equity and amounted to $689 in 2020, $899 in 2019 and $4 in 2018.

16. Share-based compensation

Incentive subscription rights

IDEX has the practice of renewing its incentive subscription rights program at each annual general meeting, when the preceding program is closed for further grants and a new program opened. In 2020, the board granted incentive subscription rights to employees and individual contractors under the 2019 program in the period January 1 — May 14, 2020 and made grants under the 2020 program in the period May 15 — December 31, 2020.

Under the 2020 subscription rights-based incentive program approved at the annual general meeting on May 15, 2020, the board may grant up to 71,798,873 incentive subscription rights, but limited in such a way that the total number of subscription rights outstanding under all programs may not exceed 10 percent of the number of shares. The subscription rights may be granted to employees and individual contractors performing similar work in IDEX. The exercise price shall be, at minimum, the higher of the average closing price of the IDEX shares on ten trading days preceding the date of the grant, or the closing price of the IDEX shares on the trading day preceding the date of the grant. Unless resolved otherwise by the board, 25 percent of each grant of subscription rights vest per year. The annual vesting dates are the latest of the following dates before the date of grant of the subscription rights; (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. The subscription rights lapse on the fifth anniversary after the annual general meeting that approved the program. Grants under programs for prior years have similar pricing rules, vesting schedules and durations. Unvested subscription rights terminate on the holder’s last day of employment. Vested subscription rights may be exercised up to 90 days after the holder’s last day of employment. There are no cash settlement alternatives.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

Replacement of subscription rights

On June 17, 2020 the Board approved a subscription rights (SR) replacement plan whereby employees could replace existing incentive SRs under the 2016-2018 SR plans that were of no value, with SRs under the 2020 SR plan. On October 2, 2020 a combined total of 25,962,800 incentive subscription rights under the Company’s 2020 Subscription Rights Incentive Plan were issued. The exercise price of the Replacement SRs is NOK 1.71 per share, and 1/3 of the Replacement SRs vest on April 15, 2021, 2022 and 2023. All replacement SRs expire on May 15, 2025.

	Number of Subscription Rights	Weighted Average Exercise Price (NOK per share)
Outstanding as of December 31, 2018	34,471,050	5.52
Granted	20,414,143	1.38
Exercised	—	—
Forfeited	(3,236,375)	4.34
Expired	(1,773,775)	5.27

Outstanding as of December 31, 2019	52,875,043	4.01
Granted	36,414,800	1.62
Exercised	(52,150)	1.65
Cancelled	(25,962,800)	5.40
Forfeited	(4,363,500)	4.28
Expired	(2,567,300)	7.32

Outstanding as of December 31, 2020	56,344,093	1.66

Subscription Rights exercisable as of December 31, 2020	5,024,700	3.03
Subscription Rights exercisable as of December 31, 2019	13,783,275	6.13

	Number of Subscription Rights	Weighted Average Fair Value (NOK per share)
Subscription Rights granted in 2020	36,414,800	0.79
Subscription Rights granted in 2019	20,414,143	0.79

The fair value of the subscription rights granted in the year has been calculated using the Black-Scholes option pricing model applying the following assumptions in 2020 and 2019:

	Year Ended December 31,
	2020	2019	2018
Exercise price (NOK)	1.10 – 1.80	0.15 – 3.88	4.28 – 5.12
Weighted average per share	1.62	1.38	4.55
Weighted average actual share price at date of grant (per share)	1.42	1.49	4.55
Expected duration up to (years)	4.77	4.93	4.93
Weighted average (years)	2.96	3.21	3.32
Volatility of share price based on share price history (percent)	78 - 113	63 - 80	48 - 66
Weighted average risk-free interest rate	0.354	1.16	1.16
Expected dividend payment	0	0	0
Actual population of subscription rights holders	No attrition	No attrition	No attrition

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

Outstanding and vested incentive subscription rights at 31 December 2020 and 2019:

As of December 31, 2020					As of December 31, 2020
Outstanding Subscription Rights					Vested Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration	Weighted Average Remaining Time to Vest (in years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration (in years)
0.00 – 0.50	4,938,543	0.15	3.36	0.54	—	—	—
0.50 – 1.00	868,100	0.71	3.36	1.34	217,025	0.71	3.35
1.00 – 1.50	5,542,500	1.11	3.36	1.79	—	—	—
1.50 – 2.00	42,245,000	1.70	4.10	1.35	2,843,925	1.65	3.35
3.50 – 4.00	208,00	3.70	3.36	0.87	52,000	3.70	3.02
4.00 – 4.50	1,339,450	4.28	1.04	0.14	871,750	4.28	1.01
5.00 – 5.50	660,000	5.09	2.12	0.05	620,000	5.09	2.11
7.50 – 8.00	467,500	7.76	0.86	0.12	363,750	7.76	0.87
8.00 – 8.50	75,000	8.42	1.37	0.07	56,250	8.42	1.36

Total	56,344,093	3.82	1.66	1.24	5,024,700	3.03	2.59

As of December 31, 2019
Outstanding Subscription Rights					Vested Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration	Weighted Average Remaining Time to Vest (in years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration (in years)
0.00 – 0.50	4,938,543	0.15	4.36	1.54	—	—	—
0.50 – 1.00	1,253,700	0.71	4.36	2.29	—	—	—
1.50 – 2.00	12,138,200	1.65	4.36	2.04	—	—	—
3.50 – 4.00	896,500	3.82	3.71	1.63	—	—	—
4.00 – 4.50	11,022,200	4.28	3.14	0.91	2,987,300	4.28	2.96
4.50 – 5.00	5,160,000	4.67	2.37	0.78	1,290,000	4.67	2.36
5.00 – 5.50	6,265,900	5.09	3.16	0.93	2,338,475	5.09	3.03
6.50 – 7.00	3,975,000	6.59	1.33	0.28	2,406,250	6.59	1.30
7.50 – 8.00	5,075,000	7.77	1.84	0.35	3,135,000	7.78	1.73
8.00 – 8.50	1,970,000	8.24	1.11	0.16	1,446,250	8.21	0.86
9.00 – 9.50	105,000	9.23	0.27	—	105,000	9.23	0.27
9.50 – 10.00	75,000	9.85	0.37	—	75,000	9.85	0.36

Total	52,875,043	4.01	3.15	1.13	13,783,275	6.13	2.09

Employee Share Purchase Plan

The ESPP was approved by the 2020 annual general meeting. Under the ESPP, IDEX employees may contribute up to 20% of the annual base salary. The contribution periods are March-May, June-August, September-November, and December-February. On the first trading day after the close of a contribution period, employees purchase new issue shares at 85% of the lower of the closing share price at the first and last trading day of the contribution period. The shares are restricted for three months.

The first contribution period under the program was September-November 2020. On December 1, 2020, IDEX issued 1,527,917 shares at NOK 1.43 per share.

17. Receivables

Aging in 2020 and 2019 is as follows:

Year ended December 31, 2020

	Maturity
	Less than 3 months	3-6 months	6-12 Months	Total
Trade receivables	$460	$25	$2	$487
Other current receivables	303	303	557	1,163

	$763	$328	$559	$1,650

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

Year ended December 31, 2019

	Maturity
	Less than 3 months	3-6 months	6-12 Months	Total
Trade receivables	$31	$—	$—	$31
Other current receivables	203	—	569	772

	$234	$—	$569	$803

Trade receivables amounting to $5 were overdue and the loss had been accrued for at the end of 2020, same as at the end of 2019. There were no other provisions for expected credit losses in 2020 and 2019. No other receivables were overdue at the end of 2020 or 2019. IDEX had no contingent assets at the end of 2020 or 2019. The maximum exposure to credit risk at the reporting date is the carrying value of trade receivables. Other current receivables are comprised of VAT receivables and amounts due for R&D grants.

18. Payables and Financial Liabilities

The Company did not have any liabilities at December 31, 2020 or 2019 which represented debt to financial institutions. The company’s liabilities at December 31, 2020, and 2019 were as follows:

Year ended December 31, 2020

	Maturity
	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years	Total
Non-current lease liabilities	$—	$—	$—	$327	$—	$327
Accounts payable	631	—	—	—	—	631
Current lease liabilities	214	187	330	—	—	731
Other Current liabilities	1,619	121	527	—	—	2,267

	$2,464	$308	$857	$327	$—	$3,956

Year ended December 31, 2019

	Maturity
	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years		Total
Non-current lease liabilities	$—	$—	$—	$610		$—	$610
Accounts payable	463	—	—	—		—	463
Current lease liabilities	197	197	394	—		—	788
Other Current liabilities	1,260	1,624	393	—		—	3.277

	$1,920	$1,821	$787	$610	$		$5,138

Other current liabilities include accruals for earned compensation, earned vacation days not taken, potential employer’s tax on share-based compensation, and accruals for goods and services received but not yet invoiced by the supplier. Other current liabilities also included a deferred payable to the seller for patents acquired in 2014, in an amount of $500 in 2019.

The estimated employer’s tax liability related to share-based compensation amounted to $216 on December 31, 2020 and $3 on December 31, 2019. It will be due only if and when the incentive subscription rights are exercised. The exercise will, in all likely circumstances, fund the payable employer’s tax.

Interest expense including interest on lease liabilities in statement of profit and loss in finance expense was $63 in 2020 and $48 in 2019. In 2019 there was also $54 imputed interest on a deferred payment. Remaining amount of finance expense is net currency losses.

IDEX had no other significant current or non-current financial obligations at the end of 2020 or 2019. IDEX had no contingent liabilities at the end of 2020 or 2019.

Consolidated Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

19. Inventory

	December 31,
	2020			2019
	Cost	Reserves	Net	Cost	Reserves	Net
	(In thousands)
Raw materials	$460	$(114)	346	$796	$(513)	283
Work in progress	25	—	25	81	(70)	11
Finished goods	588	(100)	488	963	(571)	392

Total Inventory	$1,073	$(214)	$859	$1,840	$(1,154)	$686

Inventory, consisting mainly of fingerprint sensors which are manufactured for sale, is held at cost, which is less than recoverable value. Inventory value has been reduced to reflect aging, obsolescence and estimated shrinkage.

In 2020 and 2019 $32 and $1,079, respectively, of materials used in new product development was charged to development expense.

20. Other Operating Expenses

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Sales and marketing activities	$764	$850	$193
Legal, audit, accounting and other services	2,906	1,618	1,036
IT expenses	1,621	1,367	1,247
Travel expenses	125	635	814
Other operating expenses	520	170	630

Total other operating expenses	$5,936	$4,641	$3,919

The main reason for the increase from 2019 to 2020 was legal, audit and other services in connection with the company’s listing on the Nasdaq which commenced on March 1, 2021.

Ernst & Young AS (EY) is the auditor of the group as well as the parent company. The audit fees for the related the respective years are as follows:

	IDEX group
	Year Ended December 31,
	2020	2019	2018
Audit services	$243	$476	$66
Audit-related services	—	—	—
Tax services	—	8	—
Other services	12	5	5

	$255	$489	$71

The 2019 and comparables financial statements were re-audited according to the U.S. PCAOB audit standard in connection with the filing of a registration statement to the U.S. Securities and Exchange Commission. The re-audit included also the change of presentation currency of the 2019 financial statements from NOK to the U.S. Dollar.

IDEX UK (IDEX Biometrics UK Ltd.), in which IDEX Biometrics ASA holds all the shares, has taken advantage of section 479a of the UK Companies Act 2006 to be exempt from audit of its financial statements for the period January 1, 2020 through December 31, 2020.

IDEX Biometrics ASA - Annual Report 2020	Consolidated Financial Statements with Notes

21. Subsequent Events

On February 15, 2021 IDEX completed a private placement of shares raising $27.2 million before expenses. Approximately 83.2 million new shares were issued at NOK 2.75 per share. The placement was conducted by a book building with professional investors after market close. The shares have been issued.

On February 24, 2021, the board resolved to issue 934,900 incentive subscription rights (SRs) to IDEX employees. The grant was made under the Company’s 2020 SR plan as resolved at the annual general meeting on May 15, 2020. The exercise price of the SRs is NOK 3.10 per share. The subscription rights vest 25% per year and expire on May 15, 2025.

On March 2, 2021, the board resolved to issue 1,060,179 ordinary shares at NOK 1.83 per share to employees who participate in the Company’s Employee Share Purchase Plan (ESPP).

On March 9, 2021, the board resolved to issue 298,884 ordinary shares to IDEX employees who had exercised subscription rights. The average purchase price of the shares was NOK 0.72 per share.

Following the foregoing transactions, the company’s share capital is NOK 137,508,072.75 divided into 916,720,485 shares each with a nominal value of NOK 0.15 and there are a total of 57,032,259 SRs outstanding.

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

PARENT COMPANY SEPARATE FINANCIAL STATEMENTS

IDEX Biometrics ASA

Parent Company Separate Statements of Profit and Loss

(In thousands, except per share amounts)

		Year Ended December 31,
	Note	2020	2019
Revenue:
Product		$1,013	$159
Service		82	272

Total revenue	2	1,095	431
Operating expenses:
Purchases, net of inventory variation		275	62
Payroll expenses	3	2,831	4,210
Research and development expenses	4, 5	6,440	22,029
Other operating expenses	7, 21	8,139	7,350
Amortization and depreciation	9, 10, 11	519	468

Total operating expenses		18,203	34,119

Loss from operations		(17,108)	(33,688)
Finance income	19	866	588
Finance cost	19	(995)	(594)

Loss before tax		(17,237)	(33,694)
Income tax expense	8	—	—

Net loss for the year		$(17,237)	$(33,694)

Loss per share, basic and diluted	15	$(0.02)	$(0.06)

Statements of Comprehensive Income
		Year Ended December 31,
	Note	2020	2019
Net loss for the year		$(17,237)	$(33,694)
Other comprehensive income that may be reclassified to profit (loss) in subsequent periods:		1,044	(693)

Total comprehensive income (loss) for the period (net of tax)		$(16,194)	$(34,387)

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

IDEX Biometrics ASA

Parent Company Separate Statements of Financial Position

(In thousands, except share numbers and per share amounts)

		December 31,	December 31,
	Note	2020	2019
Assets
Non-current assets:
Goodwill	9	$968	$941
Intangible assets	9	2,442	2,605
Property, plant and equipment	10	558	649
Right-of-use assets	11	38	61
Shares in subsidiaries	1, 12	1,749	1,700
Long-term loans to group companies	19	1,050	3,079
Non-current receivables	18	8	69

Total non-current assets		6,813	9,103
Current assets:
Inventory	20	859	686
Trade receivables	18	487	31
Receivables from group companies	18	10,263	209
Prepaid expenses	18	416	131
Other current receivables	18	806	715
Cash and cash equivalents	13	5,406	11,865

Total current assets		18,237	13,637

Total assets		$25,050	$22,740

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

		December 31,	December 31,
	Note	2020	2019
Equity and liabilities
Paid-in capital:
Share capital (NOK 0.15 par value per share, 832,146,748 and 717,988,732 shares issued and outstanding at December 31, 2020 and 2019, respectively		$17,251	$15,445
Share premium		3,608	197,639
Other paid-in capital		18,664	15,903

Total paid-in capital	15, 16	39,523	228,987
Foreign currency translation effects		(11,630)	(12,674)
Accumulated loss		(7,317)	(200,330)

Total equity		20,576	15,984
Non-current liabilities:
Deferred tax liabilities	8	—	—
Non-current lease liabilities	11	14	38

Total non-current liabilities		14	38
Current liabilities:
Accounts Payable	19	520	323
Payables to group companies	19	2,503	4,168
Income tax payable	8	—	—
Current lease liabilities	19	24	24
Public duties payable		58	84
Paid, not registered capital		2	—
Other current liabilities	19	1,351	2,117

Total current liabilities		4,459	6,716

Total liabilities		4,474	6,754

Total equity and liabilities		$25,050	$22,740

April 20, 2021

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad	/s/ Lawrence John Ciaccia	/s/ Deborah Lee Davis
Morten Opstad	Lawrence John Ciaccia,	Deborah Lee Davis,
Chair	Deputy chair	Board member

/s/ Hanne Høvding	/s/ Stephen Andrew Skaggs	/s/ Vincent Arthur Graziani
Hanne Høvding	Stephen Andrew Skaggs	Vincent Arthur Graziani
Board member	Board member	Managing director, CEO

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

IDEX Biometrics ASA

Parent Company Separate Statements of Changes in Equity

(In thousands)

	Share Capital	Share Premium	Other Paid-in Capital	Foreign Currency Translation Effect	Accumulated Loss	Total Equity
Balance at December 31, 2018	$12,501	$166,419	$13,353	$(11,980)	$(166,636)	$13,657
Share issuance	2,940	31,220	—	—	—	34,160
Share-based compensation	4	—	2,250	—	—	2,554
Loss for the year	—	—	—	—	(33,694)	(33,694)
Other comprehensive income	—	—	—	(693)	—	(693)

Balance at December 31, 2019	15,445	197,639	15,903	(12,674)	(200,330)	15,984

Share issuance	1,729	16,219	—	—	—	17,948
Share-based compensation	77	—	2,761	—	—	2,838
Loss for the year	—	—	—	—	(17,237)	(27,237)
Allocation of share premium	—	(210,250)	—	—	210,250	—
Other comprehensive income	—	—	—	1,044	—	1,044

Balance at December 31, 2020	$17,251	$3,608	$18,664	$(11,630)	$(7,317)	$20,576

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

IDEX Biometrics ASA

Parent Company Separate Statements of Cash Flow

(In thousands)

		Year Ended December 31,
	Note	2020	2019
Operating activities
Profit (loss) before tax		$(17,237)	$(33,694)
Amortization and depreciation expense	9, 10, 11	519	468
Share-based compensation expense		2,755	2,531
Change in inventories		(139)	470
Change in accounts receivable		(414)	8
Change in accounts payable		170	289
Change in other working capital items		(11,355)	1,008
Other operating activities		(214)	30
Interest paid	8	(2)	—
Other financial items	8	129	(134)
Income taxes paid		—	—

Net cash flow from operating activities		(25,789)	(29,023)

Investing activities
Purchases of property, plant and equipment	9, 10, 11	—	(659)
Purchases of intangible assets		(181)	—
Loans to subsidiaries		1,926	65
Payments of non-current receivables		57	(8)
Interest received		86	134

Net cash flows from investing activities		1,888	(467)

Financing Activities
Net proceeds from issue of shares		18,731	34,164
Paid, not registered capital		2	—
Payments on lease liabilities	10	(25)	(3)
Payment related to a financed asset purchase		(500)	(500)

Net cash flow from financing activities		18,208	33,661

Net change in cash and cash equivalents		(5,693)	4,171
Effect of foreign exchange rate changes		(766)	(511)
Opening cash and cash equivalents balance		11,865	8,205
Cash and cash equivalents at December 31		$5,406	$11,865

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

NOTES TO PARENT SEPARATE COMPANY FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

1. Organization and significant accounting policies

IDEX Biometrics ASA and subsidiaries (collectively “IDEX” or the “Company”) is a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. The Company’s fingerprint sensors and biometric solutions are used in touch-free smart cards, including payment cards, and electronic devices. IDEX Biometrics ASA (the “parent company” or “IDEX Biometrics ASA”) is a public limited liability company incorporated in 1996 in Norway. The address of the head office is Dronning Eufemias gate 16, NO-0191 Oslo, Norway. IDEX Biometrics ASA’s shares are listed at Oslo Børs, the stock exchange in Oslo with ticker code IDEX. IDEX Biometrics ASA ADSs have been listed on the Nasdaq Capital Market in New York since March 1, 2021. Each ADS represents 75 IDEX shares and the ticker code is IDBA.

IDEX Biometrics ASA has subsidiaries in the United States of America (U.S.), IDEX Holding Company Inc. and IDEX America Inc (“IDEX America”), the United Kingdom (UK), IDEX Biometrics UK Ltd. (“IDEX UK”), and the People’s Republic of China (China), IDEX Electronics (Shanghai) Co., Ltd. (“IDEX China”). All subsidiaries are wholly-owned. The parent company holds all intellectual property of IDEX and is party to all customer and manufacturing partner agreements. The subsidiaries provide various services to the parent company, mainly within the technical development, supply-chain administration, and customer interfacing and marketing functions.

The financial statements of IDEX Biometrics ASA have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. The financial statements have been prepared on a historical cost basis. The going concern assumption has been applied when preparing the financial statements. The company has adequate working capital to meet its operating commitments for at least twelve months from the date of this report.The board confirms that the conditions for the going concern assumption are met.

The presentation currency of IDEX Biometrics ASA is the U.S. dollar (USD), consistent with the presentation currency of the group financial statements. The functional currency for the parent company is NOK.

These parent company financial statements should be read in connection with the Consolidated financial statements of IDEX, published together with these financial statements. With the additions described below, IDEX Biometrics ASA applies the accounting policies of the group, as described in IDEX’s note 2 Summary of Significant Accounting Policies, and reference is made to IDEX’s note for further details. Insofar that the parent company applies policies that are not described in IDEX’s note due to group level materiality considerations, such policies are included below if necessary for a sufficient understanding of IDEX Biometrics ASA’s accounts.

The financial statements for the year ended 31 December, 2020 were approved by the board on April 20, 2021.

Financial risk, market risk and capital management

General information relevant to financial risks

IDEX Biometrics ASA’s activities expose the company to market risk, liquidity risk and credit risk, and the management of such risks does not substantially differ from the Group’s. See note 2 Financial risk, market risk and capital management in the Consolidated financial statements.

Significant accounting policies

Reference is made to the accounting principles outlined in note 3 to the consolidated financial statements that may be relevant for the IDEX Biometrics ASA’s financial statements.

Shares in subsidiaries

Shares in subsidiaries are held at cost. Investments in subsidiaries are measured at the lower of carrying amount and fair value less costs to sell.

Segment reporting

IDEX manages its operations as a single segment for the purposes of assessing performance and making

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

operating decisions. IDEX operates as one operating segment, fingerprint imaging and recognition technology. IDEX has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for the purposes of allocating resources and assessing financial performance. The Company’s revenue has historically come from a limited number of customers. During 2020, the top two customers accounted for approximately 81% and 4% of the Company’s revenue, respectively, and in 2019, the top two customers accounted for 69% and 10% of revenue, respectively.

2. Revenues from contracts with customers

The balances of trade receivables at January 1, 2019, December 31, 2019 and 2020 were $39, $31 and $487, respectively. There were no contract asset or contract liability balances at January 1, 2019, December 31, 2019 or 2020.

	Year Ended December 31,
	2020	2019
	(in thousands)
Product revenue:
Europe, Middle East and Africa	$952	$47
Americas	5	5
Asia-Pacific	56	107

Total product revenue	1,013	159

Service revenue:
Europe, Middle East and Africa	2	—
Americas	77	272
Asia-Pacific	3	—

Total service revenue	82	272

Total revenue	$1,095	$431

3. Payroll expenses and compensation

Payroll expenses consist of the following:

	Year Ended December 31,
	2020	2019
	(in thousands)
Salaries	$286	$1,498
Social security taxes	58	84
Pension contribution	28	28
Other personnel expenses	89	57
Payroll tax on exercised subscription rights	—	9
Share-based compensation	2,175	2,531
Net employer’s tax on share-based compensation	194	3

Total	$2,831	$4,210

Average no. of employees (full-time equivalents)
In the parent company	1	3
In the group	102	109

At year-end 2020, there was 1 male employee in IDEX Biometrics ASA (2019: 1 female and 2 males). Salary statistics per gender have not been prepared.

IDEX Biometrics ASA provides a contribution-based pension insurance plan for all its employees. The plan satisfies the Norwegian mandatory service pension rules (obligatorisk tjenestepensjon, OTP). The contribution is 2% and 10% of the employee’s annual eligible salary. The pension plan is a fully insured, defined contribution plan.

In 2020, IDEX operated two share-based compensation programs: Incentive subscription rights (SRs), and an employee share purchase plan (ESPP). In 2019, the company operated only an SR program. The parent company carries the full notional cost of the programs for the group, and accrues the potential employer’s tax. The notional cost of SRs is based on the fair value of SRs at grant. The cost is expensed over the vesting period

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

per tranche of grant, which means the cost is front-loaded over the full duration. The expense is non-cash, and the same amount is added to equity. The potential employer’s tax liability is calculated on the intrinsic value of the pro-rata earned subscription rights at year end, and the net change from the year before is expensed or reversed. Upon exercise, the notional cost remains as recognized, while actual employer’s tax, if any, on exercise is recognized by the relevant entity when incurred. The cost of ESPP is the discount from the fair market value on the date the shares are subscribed for, and the price paid by the employee. This cost is recognized by the parent company on the subscription date. Any related employer’s tax is recognized by the relevant entity on the date the employer’s tax is incurred, which date varies by jurisdiction and employee disposition.

Remuneration to officers

2020

Remuneration to the group’s CEO and officers reporting to the CEO. All officers are employed in the subsidiary in their respective home countries.

	Year Ended December 31, 2020
	Salary	Incentive pay (bonus)	Other benefits	Pension contribution	Share-based compensation(1)	Total compensation
			(in thousands)
Vince Graziani, CEO (2)	$312	$—	$23	$—	$120	$455
Stan Swearingen, former CEO (3)	227	92	23	—	677	1,019
Derek D’Antilio, CFO	279	18	25	—	84	405
Anthony Eaton, CTO	220	24	1	13	132	390

Total	$1038	$134	$72	$13	$1013	$2,270

(1)

The amount is the amortised cost in the year under IFRS 2 Share-based payments, for incentive subscription rights, plus the reportable benefit from the ESPP. The subscription rights amount is an upfront option value calculation and does not represent any gain from the subscription rights. Gain if any, is reported separately in the year of exercise.

(2)	Vince Graziani joined IDEX as Chief Executive officer February 27,2020.
(3)	Stan Swearingen was employed as Chief Executive Officer until February 27, 2020, whereafter he continued as Executive Vice President of Advanced Technology and Strategy.

Salary, bonus and other benefits, whether cash or in kind, are the amounts declared for tax purposes for the full year 2020, while pension cost and share-based remuneration are expensed amounts in the year. Gains on exercise of incentive subscription rights, if any, are reported separately. Employers’ tax is not included. The bonuses paid in 2020 relate to achievements in 2019.

No officers exercised incentive subscription rights in 2020.

2019

All officers but Henrik Knudtzon were employed in the subsidiary in their respective home countries.

	Year Ended December 31, 2019
	Salary	Incentive pay (bonus)	Other benefits	Pension contribution	Share-based compensation(1)	Total compensation
			(in thousands)
Stan Swearingen, CEO	$360	$216	$8	$—	$451	$1,035
Derek D’Antilio, CFO (2)	123	—	4	—	31	158
Fred Benkley, CIO (3)	223	26	10	—	155	414
Anthony Eaton, CTO (4)	188	23	—	24	83	318
Henrik Knudtzon, former CFO(5)	167	91	1	4	119	382

Total	$1,061	$356	$23	$28	$839	$2,307

(1)

The amount is the amortised cost in the year under IFRS 2 Share-based payments, for incentive subscription rights. This is an upfront option value calculation and does not represent any gain from the subscription rights. Gain if any, is reported separately in the year of exercise.

(2)	Derek D’Antilio joined IDEX as Chief Financial officer July 8, 2019.

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

(3)	Fred Benkley was employed as Chief Technology Officer until March 1, 2019, whereafter he continued as Chief Innovation Officer.
(4)	Anthony Eaton was promoted to Chief Technology Officer March 1, 2019.
(5)	Henrik Knudtzon left the company May 31, 2019.

Salary, bonus and other benefits, whether cash or in kind, are the amounts declared for tax purposes for the full year 2019, while pension cost and share-based remuneration are expensed amounts in the year. Gains on exercise of incentive subscription rights, if any, are reported separately. Employers’ tax is not included. The bonuses paid in 2019 are for achievements in 2018.

No officers exercised incentive subscription rights in 2019.

Grants of incentive subscription rights to key managers

Year ended December 31, 2020	Grant date	Exercise price (NOK per share)	Number of subscription rights
Vincent Graziani, CEO	February 26, 2020	1.11	5,000,000
Stan Swearingen, former CEO	June 17, 2020	1.71	6,815,000
Anthony Eaton, CTO	June 17, 2020	1.71	1,125,000

2019
Stan Swearingen, former CEO	August 14, 2019	1.65	1,200,000
Derek D’Antilio, CFO	August 14, 2019	1.65	2,000,000
Fred Benkley, CIO	August 14, 2019	1.65	245,000
Anthony Eaton, CTO	August 14, 2019	1.65	327,800

The grants on June 17, 2020 was made against cancellation of an equal number of subscription rights granted in 2016-2018.

Guidelines for remuneration to officers

In order to attract and retain the leadership competence that IDEX needs, the remuneration of officers, and all other employees, shall be competitive and comprise a basic salary including standard benefits. Performance-based cash bonus and incentive subscription rights may supplement the salary. Cash bonus plans are limited to fixed amounts or fixed percentage of base pay. The highest bonus plan for any officer is currently limited to a maximum of 50 percent of base pay, and the CEO’s bonus plan is currently limited to a maximum of 70 percent of base pay. In addition, the board may grant the CEO an exceptional bonus of up to 30 percent of base salary for strategic achievements. All parts of the remuneration - fixed as well as variable- shall reflect the responsibility and performance over time of the respective officer.

The basic salary is evaluated annually, and the company’s bonus plan cycle is from January 1 to December 31, with a possible mid-term evaluation as at 30 June and pay-out in the third quarter. Officers are enrolled in the same pension scheme(s) that IDEX offers other employees of the same entity. The board determines the salary and other remuneration to the CEO. The CEO determines the salary and other remuneration of all other employees, within the framework set by the board. There is no post-employment remuneration beyond conventional notice periods of 3-6 months, or shorter when applicable.

Except for appropriate travel advances, IDEX has not made any advance payments or issued loans to, or guarantees in favour of, any members of the management.

Share-based remuneration to officers

The company’s subscription rights plan(s) as resolved by the general meeting is the same for officers as for all employees. Grants are scaled based on position, results and competitive considerations. The purpose of such plans is to strengthen the company by providing to employees, management and individual contractors additional performance incentive.

Implementation and effect of the policies on remuneration to officers

Salary, pension and any paid bonuses will attract employer’s tax which will be expensed simultaneously with the paid or earned remuneration.

Actual bonus payments in the respective years are reported in the tables above. The bonus may have been earned partly or in full in the calendar year before the payment was made. Bonuses are paid only after evaluation against bonus criteria has been conducted. Until the evaluation has taken place, an overall accounting accrual covering all participants in the bonus plan has been made. The accrual is not individual and therefore not included in the table of remuneration to officers.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

The share-based remuneration reported in the tables is the period’s notional cost of the respective officers’ subscription rights. The equity effect of this cost is nil because the contra item is a notional equity injection of equal amount. In addition, the cost of employer’s tax on the earned intrinsic value on the balance sheet date, is accrued. The value varies with the share price and may entail a net reversal of cost. For the reported officers in the respective years, the cost accrual (reversal) for employer’s tax on subscription rights in 2020 amounted to $29 accrual and the accumulated accrual amounted to $32 at the end of the year (2019: $0 and $0).

On exercise, the actual employer’s tax is expensed, and the accrual adjusted to cover the remaining outstanding subscription rights. The actual cost of the employer’s tax is normally funded by the equity paid in on exercise. Any exercises of subscription rights by officers in the respective years are disclosed above.

For the shareholders, an actual or possible exercise will represent a dilution. At the end of 2020, the number of outstanding subscription rights to present officers including their close associates was 8,452,800, corresponding to 1.0 percent of the share capital (2019: 13,946,000 outstanding subscription rights corresponding to 1.9 percent of the share capital at the time).

Compensation paid to the board of directors is presented in Note 6.

4. Research and development expenses

Research costs are expensed when incurred. Development costs are capitalized and held in the balance sheet only if they satisfy the criteria for capitalisation. The same applies to IDEX Biometrics ASA’s patents and other intellectual property rights created by IDEX. IDEX has not capitalised any development costs in 2020 or 2019. Development costs related to creation of intellectual property have been expensed when incurred. Grants to research and development are credited against costs.

	Year Ended December 31,
	2020	2019
	(in thousands)
Gross R&D expenses	$6,946	$22,597
Government grants credited to cost	(506)	(568)

Net R&D expenses	$6,440	$22,029

5. Government grants

	Year Ended December 31,
	2020	2019
	(in thousands)
SkatteFunn (recognized as cost reduction of R&D expenses)	$506	$568

The Norwegian SkatteFunn support for research and development is delivered through the tax administration. The scheme is a direct, cash grant to pre-approved research and development projects, subject to approved annual or completion reports to the Research Council of Norway, as well as audited confirmation of costs. The recognized amount in 2020 represents IDEX’s claim based on the cost of the approved project applications.

6. Related Party Transactions

The Company’s significant shareholders, board members and management, as well as related parties of these are considered related parties. Furthermore, the subsidiaries are close relations to the parent company. All transactions with related parties have been carried out on an arm’s length principle.

Compensation of key management has been disclosed in Note 3.

There were no overdue balances with any related parties at the end of 2020 or 2019. See also Note 17.

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

Board

The following board compensation has been paid in 2020 and 2019:

	Year Ended December 31, 2020
	Cash Compensation	Shared-based Compensation	Total
		(in thousands)
Morten Opstad, chair	$40	$—	$40
Lawrence John Ciaccia, deputy chair (1)	38	—	38
Deborah Davis (2)	10	36	46
Hanne Høvding	32	—	32
Stephen A. Skaggs	4	34	38

	$124	$70	$194

	Year Ended December 31, 2019
	Cash Compensation	Shared-based Compensation	Total
		(in thousands)
Morten Opstad, chair	$43	$—	$43
Lawrence John Ciaccia, deputy chair (1)	34	—	34
Deborah Davis (2)	7	34	41
Hanne Høvding	16	23	39
Andre James MacLeod (3)	7	34	41
Stephen A. Skaggs (4)	—	—	—

	$107	$91	$198

(1)	Mr. Ciaccia is a member of the Compensation Committee
(2)	Ms. Davis is chair of the Compensation Committee
(3)	Mr. MacLeod left the board on May 9, 2019
(4)	Mr. Skaggs was elected to the board on May 9, 2019

Following the annual general meeting of IDEX on May 15, 2020, board members Deborah Davis and Steve Skaggs elected to receive part of the board remuneration in shares. Board member Deborah Davis acquired 227,073 shares against payment of NOK 0.15 per share, instead of $30 of the board remuneration. Ms. Davis took the remainder of the board remuneration in cash. Board member Steve Skaggs acquired 214,909 shares against payment of NOK 0.15 per share, instead of $28 of the board remuneration. Mr. Skaggs took the remainder of the board remuneration in cash.

The chair of the board is a partner at Advokatfirmaet Ræder AS. The law firm provided services to the Company amounting to $477 in 2020 and $470 in 2019. The recognized amounts include accruals for services received but not yet billed.

Lawrence John Ciaccia, who was elected board member at the annual general meeting on May 12, 2015, has served on IDEX’s Strategy Advisory Committee (SAC) since January 2014 and continues his tenure on the SAC. Mr. Ciaccia also provides consulting services to IDEX. The combined fee for SAC service and consulting services amounted to $65 in 2020 and $65 in 2019.

Since 2016, former board member Andrew MacLeod had provided consulting services beyond board duty to IDEX. The fees amounted to $26 in 2019. Mr. MacLeod’s service agreement ended on March 27, 2019, and he left the board on May 9, 2019.

Grants of incentive subscription rights to board members 2020	Grant date	Exercise price (NOK)	Number of subscription rights
Lawrence John Ciaccia	June 17, 2020	1.71	600,000

2019
(No grants)

These grants to board members have been made in their capacity of service providers beyond board duty and not as board compensation. The grant on June 17, 2020 was made against cancellation of an equal number of subscription rights granted on August 15, 2018.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

Nomination Committee

The following fees has been paid to the nomination committee in 2020 and 2019 for the services up to the 2020 annual general meeting and the 2019 annual general meeting, respectively:

2020: Chair Harald Voigt $2.7, members Robert Keith and Rune Sundvall $1.6 each.

LH Capital Ltd, controlled by Håvard Nilsson, who was elected to member of the nomination at the 2020 annual general meeting, has in 2020 charged GBP 50k to IDEX for IR and other advisory services delivered in 2019.

2019: Chair Harald Voigt $2.8, members Robert Keith and Rune Sundvall $1,7 each.

Officers

Remuneration to key management is disclosed in note 3.

Subsidiaries

See note 1, 13 and 18. The parent company purchases various services from the subsidiaries at arm’s length basis. The subsidiaries are funded by reasonable equity and interest-free advances as well as interest-bearing loans at arm’s length interest rate. As of 2020, IDEX UK does not charge R&D services to IDEX Biometrics ASA.

in thousands	IDEX Biometrics ASA’s cost of services from subsidiaries		Interest income to IDEX Biometrics ASA from subsidiaries
Intra-group transactions	2020	2019	2020	2019
IDEX Holding Company Inc.	—	—	—	—
IDEX America Inc.	14,358	16,399	38	107
IDEX Biometrics UK Ltd.(1)	(7,489)	5,451	24	27
IDEX Electronics (Shanghai) Co., Ltd.	1,201	1,625	—	8

Total	$8,069	$23,474	$62	$142

(1)

The negative amount in 2020 is due to credit notes issued from IDEX UK to IDEX Biometrics ASA for certain R&D projects conducted in 2017-2019. Reference is made to note 6 in the consolidated financial statements.

In 2019, IDEX Biometrics ASA sold laboratory equipment and tools to IDEX UK in an amount of $8.

There were no overdue payables between any of the group companies at the end of 2020 or 2019.

7. Audit and audit fees

Ernst & Young AS (EY) is the auditor of the group as well as the parent company. The audit fees for the related the respective years are as follows:

	IDEX group		IDEX Biometrics ASA
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Audit services	$243	$476	$187	$454
Audit-related services	—	—	—	—
Tax services	—	8	—	8
Other services	12	5	12	5

	$255	$489	$199	$467

The 2019 and comparables financial statements were re-audited according to the U.S. PCAOB audit standard in connection with the filing of a registration statement to the U.S. Securities and Exchange Commission. The re-audit included also the change of presentation currency of the 2019 financial statements from NOK to the U.S. Dollar.

IDEX UK (IDEX Biometrics UK Ltd.), in which IDEX Biometrics ASA holds all the shares, has taken advantage of section 479a of the UK Companies Act 2006 to be exempt from audit of its financial statements for the period January 1, 2020 through December 31, 2020.

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

8. Income tax expense

The major components of income tax expense for the years ended are:

	Year Ended December 31,
	2020	2019
Tax expense for the year	(in thousands)
Payable taxes on the result of the year	$—	$—
Change in deferred tax asset/liability	—	—

Income tax expense	$—	$—

	Year Ended December 31,
	2020	2019
Computation of payable taxes for the year	(in thousands)
Net result before taxes	$(17,237)	$(33,694)
Permanent differences	2,246	2,909
Changes in temporary differences	(799)	(174)

Basis for payable taxes	$(15,790)	$(30,959)

Calculated payable taxes on current year’s loss. 22 % tax, representing payable taxes on current year’s loss in Norway	—	—

Payable taxes on current year’s result	$—	$—

	Year Ended December 31,
	2020	2019
Specification of deferred tax	(in thousands)
Employer’s tax on share-based compensation	$(216)	$(3)
Fixed Assets	358	233
Inventory	(213)	(1,154)

Total	$(71)	$(924)

Losses carried forward	(219,186)	(193,497)

Basis for deferred taxes	(219,257)	(194,421)
Calculated net deferred tax income, Norway 22%	(48,237)	(42,772)
Unrecognized deferred tax asset ‘(1)	48,237	42,772

Deferred tax liability in the balance sheet	$—	$—

	Year Ended December 31,
	2020	2019
Specification of payable taxes in the balance sheet	(in thousands)
Payable taxes on this year’s result	$—	$—

Total payable taxes	$—	$—

	Year Ended December 31,
	2020	2019
Reconciliation of tax expense	(in thousands)
Result (loss) before tax	$(17,237)	$(33,694)

Norway statutory tax rate of 22%	(3,792)	(7,412)
Tax on permanent differences	494	640
Change in deferred tax asset not recognized on December 31 (2)	3,298	6,772

Actual tax expense	$—	$—

(1)	The accumulated unrecognized deferred tax assets amounting to $48,237 and $42,772 at December 31,

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

2020 and 2019, respectively, are related to tax losses carry forward in Norway. IDEX Biometrics ASA has not generated taxable profits in prior years. At December 31, 2020 there was not sufficiently convincing evidence that sufficient taxable profit will be generated, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized. There are no restrictions as to how long tax losses may be carried forward in Norway.

(2) The change in deferred tax asset not recognized contains foreign currency exchange effects on the loss carry forward in Norway, denominated in NOK.

There are no deferred tax charges to other comprehensive income in 2020 or 2019.

9. Intangible assets

	Goodwill	Acquired patents	Total
		(in thousands)
Cost at December 31, 2019	$941	$4,835	$5,775
Additions	—	181	181
Disposals at cost	—	—	—
Impact of currency translation	27	17	44
Cost at December 31, 2020	968	5,033	6,001

Accumulated amortization and impairment losses at December 31, 2019		2,230	2 230
Amortization and impairment		416	416
Accumulated amortization of disposed items		—	—
Impact of currency translation		(55)	(55)
Accumulated amortization and impairment losses at December 31, 2020		2,591	2,591

Carrying amount at December 31, 2020	$968	$2,442	$3,411

	Goodwill	Acquired patents	Total
		(in thousands)
Cost at December 31, 2018	$951	$4,920	$5,870
Additions	—	—	—
Disposals at cost	—	(34)	(34)
Impact of currency translation	(10)	(51)	(61)

Cost at December 31, 2019	941	4,835	5,775

Accumulated amortization and impairment losses at December 31, 2018		1,839	1,839
Amortization and impairment		415	415
Accumulated amortization of disposed items		(6)	(6)
Impact of currency translation		(18)	(18)
Accumulated amortization and impairment losses at December 31, 2019		2,230	2,230

Carrying amount at December 31, 2019	$941	$2,605	$3,546

There is only one cash generating unit in the Company and goodwill is allocated to this. IDEX performed the annual impairment test on December 31, 2020. The Company considers the relationship between its market capitalization (recoverable amount) and its carrying amount, among other factors, when reviewing for indicators of impairment. The recoverable amount has been determined based on the fair value of the equity of IDEX. Based on the 2020 assessment, no impairment charge has been made. There were no reasonable possible changes to any key assumptions that would cause an impairment.

Patents acquired in earlier years have been capitalized and are amortized over the estimated useful life, which is the lifetime of the respective patent(s).

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

10. Property, plant and equipment

Property, plant and equipment activity consisted of the following during 2020 and 2019:

(in thousands)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools		Total
Depreciation period (straight line, in years)	3-10	3-10	3-10
Cost at December 31, 2019	$661	$2	$115		$778
Additions	—	—	—		—
Disposals at cost	(43)	—	—		(43)
Impact of currency translation	—	—	—		—

Cost at December 31, 2020	618	2	115		735

Accumulated amortization and impairment losses at December 31, 2019	24	2	104		130
Amortization and impairment	72	—	11		83
Accumulated amortization of disposed items	(43)	—	—		(43)
Impact of currency translation	7	—	—		7

Accumulated amortization and impairment losses at December 31, 2020	60	2	115		177

Carrying amount at December 31, 2020	$558	$—	$—		$558

(in thousands)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools		Total
Depreciation period (straight line, in years)	3-10	3-10	3-10
Cost at December 31, 2018	$660	$2	$115		$777
Additions	660	—	—		660
Disposals at cost	(13)	(73)	(26	)6	(112)
Impact of currency translation	(647)	73	26		(548)

Cost at December 31, 2019	660	2	115		778

Accumulated amortization and impairment losses at December 31, 2018	24	2	104		130
Amortization and impairment	24	3	23		50
Accumulated amortization of disposed items	(13)	(73)	(23)		(109)
Impact of currency translation	(11)	70	(1)		58

Accumulated amortization and impairment losses at December 31, 2019	24	2	104		129

Carrying amount at December 31, 2019	$637	$—	$12		$649

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

11. Leases

IDEX Biometrics ASA leases an office in Oslo. Activity during 2020 related to right-of-use assets was as follows:

	Year Ended December 31,
	2020	2019
Right-of-use assets	(in thousands)
Depreciation period (straight line), years	3-5	3-5
Cost at the beginning of the year	$64	$—
Additions	—	64
Disposals at cost	—	—
Impact of currency translation	2	—

Cost at the end of the year	66	64

Accumulated depreciation at the beginning of the year	3	—
Depreciation	23	3
Accumulated depreciation of disposed items	—	—
Impact of currency translation	2	—

Accumulated depreciation at the end of the year	28	3

Book value at the end of the year	$38	$61

Leases included in the statements of profit and loss include the following:

	Year Ended December 31,
	2020	2019
	(in thousands)
Amortization and depreciation	23	3
Finance cost	2	—

Leases included in the statements of financial position include the following:

	Year Ended December 31,
	2020	2019
	(in thousands)
Balance at January 1	$62	$—
Additions	—	65
Accreation of interest	2	—
Payments	(25)	(3)

Balance at December 31	39	62

Non-current	14	38
Current	24	24

Total lease liabilities	$39	$62

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

12. Subsidiaries

The subsidiaries provide various services to the parent company, mainly within technical development, supply-chain administration and customer interface, and marketing services to IDEX Biometrics ASA. The accounting year in all subsidiaries is the calendar year, same as in the parent company and the group.

(in thousands)	Ownership	Share of votes	Net profit or (loss)	Equity
	Dec. 31, 2020	Dec. 31, 2020	2020	Dec. 31, 2020
IDEX Holding Company Inc., Delaware, USA	100%	100%	—	(5)
IDEX America Inc., Delaware, USA	100%	100%	507	3,377
IDEX Biometrics UK Ltd., England	100%	100%	(1,260)	(9,943)
IDEX Electronics (Shanghai) Co., Ltd, China	100%	100%	54	267

	Dec. 31, 2019	Dec. 31, 2019	2019	Dec. 31, 2019
IDEX Holding Company Inc., Delaware, USA	100%	100%	(0)	(5)
IDEX America Inc., Delaware, USA	100%	100%	1,044	1,827
IDEX Biometrics UK Ltd., England	100%	100%	156	314
IDEX Electronics (Shanghai) Co., Ltd, China	100%	100%	71	127

IDEX Holding Company Inc. (IDEX Holding) is a holding company for the activities in the USA. The operating company, IDEX America Inc. (IDEX America), is held by IDEX Holding. IDEX Holding and IDEX America were established in 2013 when operations commenced. IDEX America’s main facilities are in Wilmington, Massachusetts and Rochester, New York.

IDEX Biometrics UK Ltd. (IDEX UK) was incorporated and commenced operations in 2014. The registered office is in Manchester, England. IDEX UK has taken advantage of section 479a of the UK Companies Act 2006 to be exempt from audit of its financial statements for the calendar year 2020 and 2019. IDEX UK had negative equity at the end of 2020, following a change in the terms of R&D services delivery to IDEX Biometrics ASA, and a corresponding credit of IDEX UK’s prior year charges to IDEX Biometrics ASA. IDEX UK and IDEX Biometrics ASA have agreed to enter into new agreement(s) whereby IDEX UK is expected to become profitable as of 2021.

IDEX Electronics (Shanghai) Co., Ltd. (IDEX China) was established and commenced activities in 2015. The company is located in Shanghai.

13. Cash and cash equivalents

Cash and cash equivalents by currency were as follows:

Cash and bank deposits by currency

	December 31,
	2020	2019
	(in thousands)
Denominated in NOK	$5,298	$11,799
Denominated in USD	—	—
Denominated in GBP	107	66
Denominated in CNY	—	—

Total	$5,406	$11,865

Of the amounts above, employees’ withheld payroll tax deposits amounted to $21 and $44 at the end of 2020 and 2019, respectively. Only the withheld payroll tax deposits were restricted. Deposits for facilities rent or utilities have not been included in cash equivalents.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

14. Restricted assets

For the office lease, IDEX Biometrics ASA has placed an amount corresponding to about 3 months’ rent and allocations of its leasehold facilities in escrow account in the landlord’s name for the benefit of the landlord. Such escrow accounts and other deposits amounted to $8 at the end of 2020 and $152 at the end of 2019.

No other assets have been pledged as security or are otherwise restricted.

15. Share capital

There is one class of shares, and all shares have equal rights and are freely negotiable. The share capital is fully paid in. The par value of the shares is NOK 0.15 per share. IDEX does not hold any of its own shares.

Costs related to share issuance have been charged against equity and amounted to $748 in 2020 and $899 in 2019.

Number of shares
Balance at December 31, 2018	544,314,537
Private placement of shares on February 27	53,437,500
Share issue (in lieu of cash board compensation)	236,695
Private placement of shares on December 2	55,425,407
Private placement of shares on December 24	64,574,593

Balance at December 31, 2019	717,988,732
Private placement of shares on May 11	65,341,413
Share issue (in lieu of board compensation)	441,982
Share issue (in lieu of cash compensation)	4,318,523
Private placement of shares on November 9	42,528,181
Share issue (Employee Share Purchase Plan)	1,527,917

Balance at December 31, 2020	832,146,748

Subscription rights are presented in note 16.

	Year Ended December 31, 2020
Shareholder	Number of shares	Percent of shares
UBS Switzerland AG	73,260,653	8.80
Robert Keith	61,639,394	7.41
Goldman Sachs International	59,623,073	7.16
Sundvall Holding AS	56,964,051	6.85
Sundt AS	55,740,365	6.70
The Northern Trust Comp, London Br	45,030,909	5.41
Middelborg Invest AS	35,654,726	4.28
J.P. Morgan Bank Luxembourg S.A.	19,445,735	2.34
Alden AS	18,029,020	2.17
Colargol Invest AS	15,300,318	1.84
Smart Riches Limited	11,968,240	1.44
Euroclear Bank S.A./N.V.	11,235,306	1.35
Nordnet Bank AB	7,747,348	0.93
Verdipapirfondet KLP Aksjenorge	7,289,095	0.88
Tigerstaden AS	7,000,000	0.84
RBC Investor Services Trust	6,154,115	0.74
Avanza Bank AB	5,719,923	0.69
Blue Ocean Marine Invest AS	5,500,000	0.66
Nordnet Livsforsikring AS	5,203,471	0.63
The Bank of New York Mellon SA/NV	5,182,037	0.62
Others	318,458,969	38.27

Total	832,146,748	100.00

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

For practical reasons, IDEX reports shareholders as registered in the VPS and does not combine accounts or prepare a list of beneficial owners of holdings in nominee accounts. Robert Keith has disclosed to Oslo Børs that, as of December 13, 2019 and February 16, 2021, Mr. Keith, and together with his close associates, held 145,659,467 and 166,659,914 shares in our company, respectively, representing 20.29% and 18.21% of the total number of our outstanding shares as of the respective date.

	Year Ended December 31,
	2020		2019
Shares and subscription rights held or controlled by board members, officers and their close relations	Shares	Incentive Subscription Rights	Shares	Incentive Subscription Rights
Morten Opstad, chair	7,398,916		7,298,916
Lawrence John Ciaccia, board member *	271,563	600,000	121,563	600,000
Deborah Davis, board member	564,479		287,406
Hanne Høvding, board member	487,778		462,778
Stephen Andrew Skaggs, board member	764,909		450,000
Vincent Graziani, CEO	810,239
Stan Swearingen, former CEO **	na	na	400,000	8,015,900
Derek D’Antilio, CFO	681,926		100,000	2,000,000
Fred Benkley, CIO	na	na	50,000	2,495,400
Anthony, Eaton, CTO	249,575			1,452,800

Total	11,229,385	600,000	9,170,663	14,564,100

16. Share-based remuneration

Incentive subscription rights

IDEX has the practice of renewing its incentive subscription rights program at each annual general meeting, when the preceding program is closed for further grants and a new program opened. In 2020, the board granted incentive subscription rights to employees and individual contractors under the 2019 program in the period January 1 — May 14, 2020 and made grants under the 2020 program in the period May 15 — December 31, 2020.

Under the 2020 subscription rights-based incentive program approved at the annual general meeting on May 15, 2020, the board may grant up to 71,798,873 incentive subscription rights, but limited in such a way that the total number of subscription rights outstanding under all programs may not exceed 10 percent of the number of shares. The subscription rights may be granted to employees and individual contractors performing similar work in IDEX. The exercise price shall be, at minimum, the higher of the average closing price of the IDEX shares on ten trading days preceding the date of the grant, or the closing price of the IDEX shares on the trading day preceding the date of the grant. Unless resolved otherwise by the board, 25 percent of each grant of subscription rights vest per year. The annual vesting dates are the latest of the following dates before the date of grant of the subscription rights; (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. The subscription rights lapse on the fifth anniversary after the annual general meeting that approved the program. Grants under programs for prior years have similar pricing rules, vesting schedules and durations. Unvested subscription rights terminate on the holder’s last day of employment. Vested subscription rights may be exercised up to 90 days after the holder’s last day of employment. There are no cash settlement alternatives.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

	Number of Subscription Rights	Weighted Average Exercise Price (in NOK)
Outstanding as of December 31, 2018	37,471,050	5.52
Granted	20,414,143	1.38
Exercised	—	—
Forfeited	(3,236,375)	4.34
Expired	(1,773,775)	5.27

Outstanding as of December 31, 2019	52,875,043	4.01
Granted	36,414,800	1.62
Exercised	(52,150)	1.65
Cancelled	(25,962,800)	5.40
Forfeited	(4,363,500)	4.28
Expired	(2,567,300)	7.32

Outstanding as of December 31, 2020	56,344,093	1.66

Subscription Rights exercisable as of December 31, 2020	5,024,700	3.03
Subscription Rights exercisable as of December 31, 2019	13,783,275	6.13

	Number of Subscription Rights	Weighted Average Fair Value (in NOK)
Subscription Rights granted in 2020	36,414,800	0.79
Subscription Rights granted in 2019	20,414,143	0.79

The fair value of the subscription rights granted in the year has been calculated using the Black-Scholes option pricing model applying the following assumptions in 2020 and 2019:

Black-Scholes option pricing parameters

	Year Ended December 31,
	2020	2019
Exercise price (NOK)	1.10 – 1.80	0.15 – 3.88
Weighted average per share	1.62	1.38
Weighted average actual share price at date of grant (per share)	1.42	1.49
Expected duration up to (years)	4.77	4.93
Weighted average (years)	2.96	3.21
Volatility of share price based on share price history (percent)	78 - 113	63 - 80
Weighted average risk-free interest rate	0.354	1.16
Expected dividend payment	0	0
Actual population of subscription rights holders	No attrition	No attrition

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

Outstanding and vested incentive subscription rights at 31 December 2020 and 2019:

As of December 31, 2020					As of December 31, 2020
Outstanding Subscription Rights					Vested Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration	Weighted Average Remaining Time to Vest (in years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration (in years)
0.00 – 0.50	4,938,543	0.15	3.36	0.54	—	—	—
0.50 – 1.00	868,100	0.71	3.36	1.34	217,025	0.71	3.35
1.00 – 1.50	5,542,500	1.11	3.36	1.79	—	—	—
1.50 – 2.00	42,245,000	1.70	4.10	1.35	2,843,925	1.65	3.35
3.50 – 4.00	208,000	3.70	3.36	0.87	52,000	3.70	3.02
4.00 – 4.50	1,339,450	4.28	1.04	0.14	871,750	4.28	1.01
5.00 – 5.50	660,000	5.09	2.12	0.05	620,000	5.09	2.11
7.50 – 8.00	467,500	7.76	0.86	0.12	363,750	7.76	0.87
8.00 – 8.50	75,000	8.42	1.37	0.07	56,250	8.42	1.36

Total	56,344,093	3.82	1.66	1.24	5,024,700	3.03	2.59

As of December 31, 2019
Outstanding Subscription Rights					Vested Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration	Weighted Average Remaining Time to Vest (in years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration (in years)
0.00 – 0.50	4,938,543	0.15	4.36	1.54	—	—	—
0.50 – 1.00	1,253,700	0.71	4.36	2.29	—	—	—
1.50 – 2.00	12,138,200	1.65	4.36	2.04	—	—	—
3.50 – 4.00	896,500	3.82	3.71	1.63	—	—	—
4.00 – 4.50	11,022,200	4.28	3.14	0.91	2,987,300	4.28	2.96
4.50 – 5.00	5,160,000	4.67	2.37	0.78	1,290,000	4.67	2.36
5.00 – 5.50	6,265,900	5.09	3.16	0.93	2,338,475	5.09	3.03
6.50 – 7.00	3,975,000	6.59	1.33	0.28	2,406,250	6.59	1.30
7.50 – 8.00	5,075,000	7.77	1.84	0.35	3,135,000	7.78	1.73
8.00 – 8.50	1,970,000	8.24	1.11	0.16	1,446,250	8.21	0.86
9.00 – 9.50	105,000	9.23	0.27	—	105,000	9.23	0.27
9.50 – 10.00	75,000	9.85	0.37	—	75,000	9.85	0.36

Total	52,875,043	4.01	3.15	1.13	13,783,275	6.13	2.09

Empolyee Share Purchase Plan (ESPP)

The ESPP was approved by the 2020 annual general meeting. Under the ESPP, IDEX employees may contribute up to 20% of the annual base salary. The contribution periods are March-May, June-August, September-November, and December-February. On the first trading day after the close of a contribution period, employees purchase new issue shares at 85% of the lower of the closing share price at the first and last trading day of the contribution period. The shares are restricted for three months.

The first contribution period under the program was September-November 2020. On December 1, 2020, IDEX issued 1,527,917 shares at NOK 1.43 per share.

17. Board authorisations to issue shares or acquire own shares

The board has been authorised by the respective annual general meetings to issue shares upon exercise of incentive subscription rights granted under the various incentive subscription rights programmes, and to issue shares under the Employee Share Purchase Programme. See note 16.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

Other authorizations that were valid on December 31, 2020 are shown below.

Date and purpose of the authorization	Authorised number of shares	Issued number of shares by December 31, 2020
Extraordinary general meeting December 15, 2020
Issue of shares in a rights issue to raise additional capital*	83,214,674	—
Private placement of shares to raise additional capital*	83,214,674	—

*	The combined issue under these two authorisations may not exceed 83,214,674 shares.

At the extraordinary general meeting on December 15, 2020, the board was authorized to acquire 83,214,674 of the company’s shares. The authorization had not been used by the end of 2020.

18. Receivables

Non-current receivables

	December 31,
	2020	2019
	(in thousands)
Long-term receivables	8	69
Long-term loans to group companies	1,050	3,079

	$1,058	$3,148

The receivables are deposits for leasehold payments and are held at nominal value.

Current receivables

Maturity of receivables as of December 31, 2020 and 2019 was as follows:

Year ended December 31, 2020	Maturity
	Less than 3 months	3-6 months	6-12 months	Total
Trade receivables	$460	$25	$2	$487
Receivables from group companies	10,263	—	—	10,263
Other current receivables	244	5	557	806

	$10,967	$30	$559	$11,556

Year ended December 31, 2019	Maturity
	Less than 3 months	3-6 months	6-12 months	Total
Trade receivables	$31	$—	$—	$31
Receivables from group companies	209	—	—	209
Other current receivables	145	—	570	715

	$385	$—	$570	$955

No trade receivables were overdue by more than 30 days at the end of 2020 (2019: $ - ) and no loss had been accrued for at the end of 2020 or 2019. There were no other provisions for expected credit losses in 2020 and 2019. No group or other receivables were overdue at the end of 2020 or 2019. A significant share of the receivables from group companies is related to IDEX UK. IDEX UK and IDEX Biometrics ASA have agreed to enter into new agreement(s) whereby IDEX UK is expected to become profitable as of 2021 and capable of repaying the receivable.

IDEX Biometrics ASA had no contingent assets at the end of 2020 or 2019.

Parent Company Financial Statements with Notes	IDEX Biometrics ASA - Annual Report 2020

19. Payables and Financial Liabilities

The Company did not have any liabilities at December 31, 2020 or 2019 which represented debt to financial institutions. The table below shows undiscounted cash flows.

Year ended December 31, 2020	Maturity
	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years	Total
Non-current lease liabilities	$—	$—	$—	$14	$—	$14
Accounts payable	520	—	—	—	—	520
Current lease liabilities	6	6	12	—	—	24
Other current liabilities	977	121	37	—	—	1,135
Short-term payables to group companies	2,503	—	—	—	—	2,503

	$4,006	$127	$49	$14	$—	$4,197

Year ended December 31, 2019	Maturity
	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years	Total
Non-current lease liabilities	$—	$—	$—	$38	$—	$38
Accounts payable	323	—	—	—	—	323
Current lease liabilities	6	6	12	—	—	24
Other current liabilities	1,225	889	—	—	—	2,114
Short-term payables to group companies	4,168	—	—	—	—	4,168

	$5,722	$895	$12	$38	$—	$6,667

Other current liabilities include accruals for earned compensation, vacation days not taken and accruals for goods and services received but not yet invoiced by the supplier.

Interest expense including interest on lease liabilities in statement of profit and loss in finance expense was $2 in 2020 and $0.4 in 2019. Remaining amount of finance expense is net currency losses.

Accrued employer’s tax on share-based compensation

The estimated employer’s tax liability related to share-based compensation amounted to $216 on December 31, 2020 and $3 on December 31, 2019. It will be due only if and when the incentive subscription rights are exercised. The exercise will, in all likely circumstances, fund the payable employer’s tax.

IDEX Biometrics ASA had no other significant current or non-current financial obligations at the end of 2020 or 2019. IDEX Biometrics ASA had no contingent liabilities at the end of 2020 or 2019.

20. Inventory

	December 31,
	2020			2019
	Cost	Reserves	Net	Cost	Reserves	Net
			(in thousands)
Raw materials	$460	$(114)	$346	$796	$(513)	$283
Work in progress	25	—	25	81	(70)	11
Finished goods	588	(100)	488	963	(571)	392

Total inventory	$1,073	$(214)	$859	$1,840	$(1,154)	$686

Inventory, consisting mainly of fingerprint sensors which are manufactured for sale, is held at cost, which is less than recoverable value. Inventory value has been reduced to reflect aging, obsolescence and estimated shrinkage.

In 2020 and 2019, $32 and $1,079, respectively, of materials used in new product development was charged to development expense.

IDEX Biometrics ASA - Annual Report 2020	Parent Company Financial Statements with Notes

21. Other Operating Expenses

	Year Ended December 31,
	2020	2019
	(in thousands)
Sales and marketing activities	$760	$725
Legal, audit, accounting and other services	2,352	1,169
IT expenses	457	363
Travel expenses	5	64
Intercompany charges	4,293	4,616
Other operating expenses	273	412

Total other operating expenses	$8,139	$7,350

Legal, audit and other services increased from 2019 to 2020 due to assistance in connection with the company’s listing on the Nasdaq which commenced on March 1, 2021.

22. Subsequent Events

See note 21 in the group financial statements

Responsibility Statement	IDEX Biometrics ASA - Annual Report 2020

RESPONSIBILITY STATEMENT

The board and the managing director have today reviewed and approved this report from the board of directors as well as the annual financial statements for the IDEX group and the parent company IDEX Biometrics ASA as at December 31, 2020.

The consolidated annual financial statements and the annual financial statements for IDEX Biometrics ASA have been prepared in accordance with IFRS as adopted by the EU and with IFRS as issued by the International Accounting Standards Board and the additional requirements in the Norwegian accounting act effective December 31, 2020. The notes are an integral part of the respective financial statements. The report from the board of directors have been prepared in accordance with the Norwegian accounting act and generally accepted accounting practice in Norway.

We confirm, to the best of our knowledge, that the information presented in the financial statements gives a true and fair view of the group’s and the parent company’s assets, liabilities, financial position and result for the period viewed in their entirety, and that the report from the board of directors gives a true and fair view of the development, performance and financial position of the group and the parent company, and includes a description of the principal risks and uncertainties which the group and the parent company are facing.

April 20, 2021

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad	/s/ Lawrence John Ciaccia	/s/ Deborah Lee Davis
Morten Opstad	Lawrence John Ciaccia,	Deborah Lee Davis,
Chair	Deputy chair	Board member

/s/ Hanne Høvding	/s/ Stephen Andrew Skaggs	/s/ Vincent Arthur Graziani
Hanne Høvding	Stephen Andrew Skaggs	Vincent Arthur Graziani
Board member	Board member	Managing director, CEO

IDEX Biometrics ASA - Annual Report 2020	Report of Independent Auditor under International Standards on Auditing

REPORT OF INDEPENDENT AUDITOR

Statsautoriserte revisorer Ernst & Young AS Dronning Eufemias gate 6, NO-0191 Oslo Postboks 1156 Sentrum NO-0107 Oslo	Foretaksregisteret NO 976 389 387 MVA TEL: +47 24 00 24 00 www.ey.no Medlemmer av Den noiske revisor forening

INDEPENDENT AUDITOR’S REPORT

To the Annual Shareholders’ Meeting of IDEX Biometrics ASA

Report on the audit of the financial statements

Opinion

We have audited the financial statements of IDEX Biometrics ASA, which comprise the financial statements for the parent company and the Group. The financial statements for the parent company and the Group comprise the statement of financial position as at December 31, 2020, the statements of profit and loss, other comprehensive income, cash flows and changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Company and the Group as at December 31, 2020 and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Basis for opinion

We conducted our audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company and the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Norway, and we have fulfilled our ethical responsibilities as required by law and regulations. We have also complied with our other ethical obligations in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Assessment of impairment of goodwill

Goodwill amounts to TUSD 968 as of December 31, 2020. The recoverable amount has been determined based on value in use. Estimating the value in use requires management judgment, including estimates of future revenues, gross margin, operating costs and capital expenditures. Management’s assessment of the valuation of goodwill was a key audit matter because the assessment requires significant judgement and implies significant estimation uncertainties.

We evaluated management’s assessment of impairment indicators of the goodwill. We tested management’s assumptions used in the value in use calculations and assessed the historical accuracy of management’s estimates. This included comparing projected revenues, gross margin, operating costs

A member firm of Ernst & Young Global Limited

Report of Independent Auditor under International Standards on Auditing	IDEX Biometrics ASA - Annual Report 2020

and capital expenditures to the budget approved by the Board. We also evaluated the level of consistency applied in the valuation methodology from previous years. Our audit procedures also included testing of the mathematical accuracy of the valuation model and an assessment of the appropriateness of the disclosures.

We refer to note 2 and 10 of the consolidated financial statements and note 9 of the parent company separate financial statements regarding goodwill.

Other information

Other information consists of the information included in the Company’s annual report other than the financial statements and our auditor’s report thereon. The Board of Directors and Chief Executive Officer (management) are responsible for the other information. Our opinion on the financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the EU, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with law, regulations and generally accepted auditing principles in Norway, including ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also

•

identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•

obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•

conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast

Independent auditor’s report - IDEX Biometrics ASA

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA - Annual Report 2020	Report of Independent Auditor under International Standards on Auditing significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•

evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•

obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

Opinion on the Board of Directors’ report and on the statements on corporate governance and corporate social responsibility

Based on our audit of the financial statements as described above, it is our opinion that the information presented in the Board of Directors’ report and in the statements on corporate governance and corporate social responsibility concerning the financial statements, the going concern assumption and proposal for the allocation of the result is consistent with the financial statements and complies with the law and regulations.

Independent auditor’s report - IDEX Biometrics ASA

A member firm of Ernst & Young Global Limited

Report of Independent Auditor under International Standards on Auditing	IDEX Biometrics ASA - Annual Report 2020

Opinion on registration and documentation

Based on our audit of the financial statements as described above, and control procedures we have considered necessary in accordance with the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information it is our opinion that management has fulfilled its duty to ensure that the Company’s accounting information is properly recorded and documented as required by law and bookkeeping standards and practices accepted in Norway.

Oslo, April 20, 2021

ERNST & YOUNG AS

The auditor’s report is signed electronically

Leiv Aschehoug

State Authorised Public Accountant (Norway)

Independent auditor’s report - IDEX Biometrics ASA

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA - Annual Report 2020	Articles of Association

ARTICLES OF ASSOCIATION OF IDEX BIOMETRICS ASA

Last amended on 9 March 2021 – Office translation

§ 1	The name of the company is IDEX Biometrics ASA and it is a public limited company.

§ 2	The objective of the Company is to deliver identification systems and other activities related to this.

§ 3	The business offices are in the Oslo municipality, Norway.

§ 4	The company’s shares shall be registered in the Norwegian Registry of Securities.

§ 5	The share capital is NOK 137,508,072.75 divided into 916,720,485 shares each with a nominal value of NOK 0.15 per share and issued in name.

§ 6	The board of the Company consists of from three to seven members in accordance with the annual general meeting’s instruction.

§ 7	The annual general meeting shall convene in or near Oslo at the board’s decision, and shall consider:

•	Determination of the annual financial statements

•	Appropriation of (net) profit or covering of losses

•	Election of chair of the board and board members

•	Election of chair and members of the nomination committee

•	Election of auditor

•	Determination of remuneration to the board of directors, members of the nomination committee and the auditor

•	Other matters which are governed by law

•	Other matters which are mentioned in the notice of the annual general meeting.

§ 8

a. The company shall have a nomination committee. The nomination committee shall have three members, including a chairman. Members of the nomination committee shall be elected by the annual general meeting for a term of two years.

b. The nomination committee shall:

•	Propose candidates for election to the board of directors

•	Propose the remuneration to be paid to the board members

•	Propose candidates for election to the nomination committee

•	Propose the remuneration to be paid to the nomination committee members

c. The guidelines for the nomination committee shall be resolved by the annual general meeting.

§ 9

Documents which timely have been made available on the Internet site of the company and which deal with matters that are to be considered at the general meeting need not be sent to the company’s shareholders.

§ 10

As a general rule, the company’s general meetings shall be conducted in Norwegian. The general meeting may however resolve by a simple majority vote that English shall be used. Shareholders may present their points of view in the Norwegian or English language.

§ 11

A shareholder who wishes to attend the general meeting, in person or by proxy, shall notify his/her attendance to the company no later than 2 days prior to the general meeting. If the shareholder does not notify the company of his/her attendance in a timely manner, the company may deny him/her access to the general meeting.

Corporate Governance Review	DEX Biometrics ASA - Annual Report 2020

CORPORATE GOVERNANCE

Resolved by the board of directors on April 20, 2021

1. IMPLEMENTING AND REPORTING

This statement outlines the position of IDEX Biometrics ASA (IDEX or the Company) in relation to the recommendations contained in the Norwegian Code of Practice for Corporate Governance dated 17 October 2018 (the Code). The Code is publicly available at www.nues.no. In the following, the Board of Directors (the Board) will address each recommendation of the Code and identify any areas where the Company does not fully comply with the recommendations and explain the underlying reasons for the deviations and any compensating measures where applicable.

2. IDEX’S BUSINESS

In the articles of association, the Company’s business is defined as “The objective of the Company is to deliver identification systems and other activities related to this.”

The Company’s business goals and key strategies are stated in a business plan adopted by the Board. The plan is reviewed and revised annually by the Board. The business goals and key strategies are presented in the annual report.

IDEX seeks to create sustained shareholder value. The Company makes every effort to comply with the wording and intent of the laws, rules and regulations in the countries and markets where it operates. IDEX is not aware of being or having been in breach of any such statutory laws, rules or regulations. The Company pays due respect to the norms of the various stakeholders in the business. In addition to the shareholders, the Company considers its employees, the Company’s business partners, the society in general and the authorities as stakeholders. IDEX is committed to maintain a high standard of corporate governance, be a good corporate citizen and demonstrate integrity and high ethical standards in all its business dealings.

The Board considers that the Board and the management have adequate monitoring and control systems in place to ensure insight in and control over the activities. The Board has resolved a code of conduct and ethical guidelines which apply to all employees, consultants and contractors as well as the elected board members. The code of conduct also incorporates the Company’s guidelines on corporate social responsibility. The code of conduct is available on the Company’s website, www.idexbiometrics.com.

3. CAPITAL STRUCTURE, EQUITY AND DIVIDENDS

IDEX has until now been a development company and consequently funded on equity. The capital structure will change in the commercial growth stage. IDEX’s working capital and fixed assets will most likely need to be funded by a combination of supplier credit and borrowing from financial lenders. The Board will target an optimal capital structure that leverages the equity while maintaining a moderate risk.

At several occasions, the Company has been in need of raising equity to fund its activities. Share issues, hereunder private placements, have been resolved by the shareholders at general meetings or by the Board pursuant to authorizations from the general meeting. The Board has annually proposed to the general meeting reasonable authorizations for share issues. Such board authorizations have explicitly stated the type and purposes of transactions in which the authorizations may be applied.

Proposed authorizations to issue shares have been considered and voted separately by each type and purpose. The Board authorizations to issue shares have been valid until the next annual general meeting, as recommended by the Code. The proposals have been approved by the shareholders.

Further, the Company has for many years had in place a moderate incentive scheme in the form of a subscription rights program, as resolved by the general meeting. The subscription rights program is limited to a number of subscription rights representing 10% of the Company’s share capital. The Company implemented in 2020 an employee share purchase plan (ESPP), whereby employees may convert a portion of cash remuneration to shares in the company. The ESPP serves to encourage employee ownership and represents a cash saving for the company.

The shareholders has authorized the Board to acquire up to 10% of the Company’s own shares. The authorization ends at the next annual general meeting of shareholders. No such share purchases have been made as yet.

DEX Biometrics ASA - Annual Report 2020	Corporate Governance Review

IDEX has not as yet declared or paid any dividends on its shares. The Company does not anticipate paying any cash dividends on its shares within the current planning horizon. IDEX intends to retain future earnings, to finance operations and the growth of its business. Any future decision to pay dividends would be based on an amended dividend policy that may be instituted in due course, which policy would reflect the Company’s financial condition, results of operation and capital requirements.

4. EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES

The Company places great emphasis on ensuring equal treatment of its shareholders. There are no trading restrictions or limitations relating only to non-residents of Norway under the articles of association.

In the authorizations to issue new shares where the shareholders resolve to waive the pre-emptive rights of existing shareholders, the rationale for doing so shall be included as part of the decision material presented to the general meeting. If and when such transactions are conducted, the justification will also be included in the announcements to the market.

All related-party transactions, whether completed, in effect or future, have been and will be carried out on an arm’s length basis. Any not immaterial future related-party transactions shall be subject to an independent third-party valuation unless the transaction by law requires shareholder approval. The Company takes legal and financial advice on these matters when relevant.

There are no clauses in the articles of association about trading in the Company’s own shares, nor has the general meeting issued any such authorizations.

5. FREELY NEGOTIABLE SHARES

The Company has one class of shares. Each share carries one vote. There are no restrictions on voting rights of the shares. All shares are freely assignable. The articles of association do not contain any restrictions on the shares.

6. GENERAL MEETINGS

The general meeting of shareholders provides a forum for shareholders to discuss any matters with the Board. To the maximum degree possible, all members of the Board and the chair of the nomination committee shall be present at the general meeting. The Company’s CEO and the auditor shall also be present at the general meeting. The shareholders elect a person to chair the general meeting. The Board will arrange for an independent candidate if so requested by shareholders. Notice of a meeting of the shareholders shall be sent in a timely manner, and the Company shall issue the notice and documents for a general meeting, including the proxy form, no later than 21 days before the date of the general meeting. Foreign residents will receive the notice and any documents in English. The documents shall be precise and comprehensive to provide shareholders a basis for voting on the various matters. The articles of association state that documents which deal with matters that are to be handled at the general meeting need not be sent to the shareholders if the documents timely have been made available on the Company’s web site.

The Board endeavours to provide comprehensive information in relation to each agenda item in order to facilitate constructive discussions and informed resolutions at the meeting.

The notice will also provide information on the procedures shareholders must observe in order to participate in and vote at the general meeting. Shareholders who are unable to attend in person will be provided the option to vote by proxy in favor or against each of the Board’s proposals. The notice shall contain a proxy form as well as information of the procedure for proxy representation. Electronic attendance and voting or advance votes have not been introduced in the articles of association. Under the temporary Covid-19 changes to the PLCA, the 2020 annual general meeting and extraordinary general meeting, and the 2021 annual general meeting have been/will be held as web meetings. At the meeting, votes shall be cast separately on each subject and for each office/candidate in the elections. Consequently, the proxy form shall to the extent possible, facilitate separate voting instructions on each subject and on each office/candidate in the elections. The notice, as well as the Company’s website, will set out that the shareholders have the right to propose resolutions in respect of matters to be dealt with at the general meeting.

Corporate Governance Review	DEX Biometrics ASA - Annual Report 2020

7. NOMINATION COMMITTEE

The nomination committee is implemented in the Company’s articles of association, and the mandate for the nomination committee has been resolved by the annual general meeting. The mandate is compliant with the current version of the Code. The annual general meeting elects the chair and two committee members. No current board member or IDEX executive is a member of the nomination committee. The current chair of the nomination committee was a board member of the Company before 2007.

The mandate states that the nomination committee shall comply with the relevant sections in the Code. The nomination committee shall prepare and present proposals to the annual general meeting in respect of the following matters:

•	Propose candidates for election to the Board.

•	Propose the remuneration to be paid to the Board members.

•	Propose candidates for election to the nomination committee.

•	Propose the remuneration to be paid to the nomination committee members.

The nomination committee shall give a brief account of how it has carried out its work and shall substantiate its recommendations.

Information about the nomination committee, including deadlines and contact details, is available on the Company’s web site.

8. BOARD OF DIRECTORS; COMPOSITION AND INDEPENDENCE

The majority of the members of the Board shall be independent of the Company’s executive management, material business contacts and the company’s larger shareholders. This is intended to ensure that sufficient independent advice and judgment is brought to bear. All board members are required to make decisions objectively in the best interest of the Company. The majority of the current Board meets the independence criteria of the Code. The Board meets the statutory gender requirements. The board members’ attendance statistics is included in the presentation of the board members in the annual report.

The articles of association state that there shall be from three to seven board members. The service period is not stated in the articles, hence the Board members stand for election every two years pursuant to the provisions of the PLCA. It follows from the articles of association that the chair of the Board shall be elected separately.

The Board considers that it is beneficial for the Company and its shareholders at large that the Board members hold shares in the Company and encourages such share ownership.

The Board pays attention to ensure that ownership shall not in any way affect or interfere with proper performance of the fiduciary duties which the Board members and the management owe the Company and all shareholders. As and when appropriate, the Board takes independent advice in respect of its procedures, corporate governance and other compliance matters.

9. THE WORK OF THE BOARD OF DIRECTORS

The division of responsibility and duties between the Board and the managing director (CEO) is based on applicable laws and well-established practices, which have been stated in board instructions in accordance with the PLCA. The Board instructions also set out the number of scheduled Board meetings per year and the procedures in connection with the Board’s work and meetings.

The Board instructions state that the Board has the ultimate responsibility for the organization and planning of the Company, as well as a control and supervisory function, hereunder a duty to keep itself informed. The Board shall appoint the managing director and determine his or her remuneration and also possibly give notice or dismiss the managing director. The Board shall ensure that the organization of the accounting and funds management includes adequate control procedures. The Board shall monitor and follow-up the status and development of the Company’s operational, financial and other results.

DEX Biometrics ASA - Annual Report 2020	Corporate Governance Review

The Board sets out an annual plan for its work, focusing on business goals and key strategies as described. Section 2 above. The Board instructions also list inter alia the following tasks:

•	Issue interim and annual financial statements and other statutory reports;

•	Issue notice of the annual general meeting;

•	Resolve the annual plan and budget, including capital expenditure budget;

•	Resolve investment in and disposals of subsidiaries and associated companies, and in real estate;

•	Resolve and issue guarantees and other commitments and the pledging of assets;

•

Resolve customer-related or revenue-generating agreements as well as other agreements and activities which are significant and would be expected to have a significant impact on the Company’s results and financial position; and

•	Determine whether legal proceedings should be commenced or settled.

The Board instructions state that in situations when the chair cannot or should not lead the work of the Board, the deputy chair shall chair the Board. If the deputy chair is also prevented from chairing the meeting, the longest-serving board member present shall chair the meeting until an interim chair has been elected by and among the board members present.

The Board conducts a self-evaluation of its performance and expertise annually.

Effective March 1, 2021, IDEX established a separate audit committee consisting of three independent Board members. The audit committee is advisory to the Board. The Board has set up an audit committee charter that is compliant with the rules that follows from the Norwegian PLCA and the U.S. Securities Exchange Act of 1934 and the listing rules of the Nasdaq Stock Market.

In 2019, the Board elected two of its members to serve as a compensation committee. The committee members were re-elected in 2020. The compensation committee is advisory to the Board, and also serves as an advisory forum to the managing director. The Board has set up a compensation committee charter.

Members of the Board and the management are obliged to notify the Board if they have any material direct or indirect interest in any transaction contemplated or entered into by the Company or any other matter that will be considered by the Board.

10. RISK MANAGEMENT AND INTERNAL CONTROL

The Board has adopted rules and guidelines regarding, amongst other matters, risk management and internal control. The rules and guidelines duly take into account the extent and nature of the Company’s activities as well as the Company’s corporate values and code of conduct, including corporate social responsibility. The Board conducts an annual review of the Company’s most important areas of exposure to risk and its internal control arrangements, including the reporting procedures.

Effectice February 24, 2021, IDEX established a separate audit committee consisting of three independent Board members. Before that date, the full board was also the audit committee. The audit committee is advisory to the Board. The Board has set up an audit committee charter that is compliant with the rules in the Norwegian PLCA and the U.S. Securities Exchange Act of 1934 and the listing rules of the Nasdaq Stock Market.

IDEX issues interim financial reports each quarter and an annual financial report. The accounting policies applied when preparing the reports satisfy regulatory requirements. The Board reviews monthly financial reports for the group, comparing actual results to budget or plan. The size of the Company’s operation and staff numbers necessarily leads to dependence on key individuals. However, the same factors also provide for transparency and inherent risk reduction. The subsidiaries are operationally integrated in the parent company, and the group works as one, unified company with staff on several sites. Legal and financial interaction between the group companies is conducted on arm’s length terms.

IDEX’s activities and financials are controlled by the parent company. The audit committee meets separately with the external auditor at least once per year to review risk factors and measures, and any incidents and issues. The audit committee reviews all interim and annual financial reports before resolution by the Board. The Board has resolved a financial manual, which sets out policies and procedures for financial management and reporting in the group. This manual provides instructions for financial planning, treasury, accounting and reporting. It is reviewed annually by the audit committee, and updated as and when appropriate. The Board acknowledges that, having operations spread over four sites on three continents outside Norway,

Corporate Governance Review	DEX Biometrics ASA - Annual Report 2020

business control is a practical challenge. In addition to the financial framework and systems, IDEX has implemented comprehensive IT systems and quality management systems and standardised operating procedures which ensures adequate business controls.

IDEX does not operate a separate internal audit function. The CFO department conducts internal reviews of the group companies. Each review is conducted by a staff member not involved in transaction processing in the entity in question, and the findings are reported to the audit committee.

As regards share trading by IDEX’s Board members, employees and individual contractors, as well as their close relations and controlled entities, the Board has adopted an insider manual with ancillary documents. The insider manual is intended to ensure that, among other things, trading in the Company’s shares by insiders are conducted in accordance with applicable laws and regulations.

11. REMUNERATION OF THE BOARD OF DIRECTORS

A reasonable cash remuneration to the Board members for their services from the annual general meeting in 2019 until the annual general meeting in 2020 was proposed to and resolved at the annual general meeting 2020. To lessen the cash outflow and stimulate shareholding among the Board members, the annual general meeting granted an option for the Board members to receive the remuneration partly or fully in the form of shares. Two board members took up this option in 2020. Amount details are disclosed in the financial statements.

The nomination committee shall propose board remuneration for the period between the annual general meetings of 2020 and 2021. No share-based incentives have been granted as board remuneration. Any Board member performing work for the Company beyond the board duty shall ensure that such assignments do not in any way affect or interfere with proper performance of the fiduciary duties as a board member. Moreover, the Board, without the participation of the interested member, shall approve the terms and conditions of any such arrangements. Adequate information about the remuneration shall be disclosed in the annual financial statements.

Advokatfirmaet Ræder AS, in which IDEX’s chair, Morten Opstad, is a partner, renders legal services to the Company. Generally, such services are largely undertaken by lawyers at Ræder other than Mr. Opstad. In the cases where legal services provided by Ræder are carried out by Mr. Opstad, such services, which are outside Mr. Opstad’s duties as chair, are invoiced by Ræder. The legal fees to Ræder are disclosed in the financial statements.

Larry Ciaccia, who was last re-elected board member at the annual general meeting on 9 May 2019, has served on IDEX’s Strategy Advisory Council (SAC) since January 2014 and continues his tenure on the SAC, for which he is remunerated separately. Mr. Ciaccia also provides consulting services to IDEX for a fixed annual fee, and he has been granted incentive subscription rights in his capacity as adviser to IDEX. The fees and share-based remuneration to Mr. Ciaccia are disclosed in the financial statements.

12. REMUNERATION TO THE MANAGEMENT

IDEX offers market-based compensation packages for the executives and employees in order to attract and retain the competence which the Company needs. The company has in place an incentive subscription rights plan for its employees, including management. Managers may also participate in the ESPP. The terms of these programmes are the same for managers as for other employees.

Senior managers have notice periods of 3 to 6 months. No so-called golden parachutes are in effect, and post-employment pay will only apply in case the Company invokes contractual non-competition clauses.

The Board shall determine the compensation of the CEO. The cash incentive remuneration per calendar year is limited to an amount or a percentage of annual base pay. It follows from the nature of the incentive subscription rights programme resolved by the annual general meeting that the limit does not apply to the possible gain on subscription rights. The Board has adopted a policy for the CEO’s remuneration of the employees.

At the annual general meeting, the Board will present to the shareholders a statement of remuneration to officers in a separate document attached to the notice of the annual general meeting. The statement shall clearly state which aspects of the guidelines are advisory and which are binding, and the general meeting will resolve the aspects separately. The resolution by the annual general meeting is binding to the extent it relates to share-based compensation, and advisory in other aspects.

DEX Biometrics ASA - Annual Report 2020	Corporate Governance Review

13. INFORMATION AND COMMUNICATIONS

The Board places great emphasis on the relationship and communication with the shareholders. The primary channels for communication are the interim reports and presentations, the annual report and the associated financial statements. IDEX also issues other notices to shareholders when appropriate. The general meeting of shareholders and the presentations provide opportunities for shareholders to discuss any matters with the Board.

The Company publishes its annual financial calendar for the following year. All reports and other notices are issued and distributed according to the rules and practices at Oslo Børs. The notices to the market are published on the Oslo Børs newssite, www.newsweb.no. The regulatory public filings in the USA, are published on the Securities and Exchange Commission’s EDGAR site, https://www.sec.gov/edgar/searchedgar/companysearch.html. The reports and other pertinent information are also available on the Company’s website, www.idexbiometrics.com.

The Board has adopted the following policies:

•	Policy for reporting of financial and other information and investor relations;

•	Policy for contact with shareholders outside general meetings; and

•	Policy for information management in unusual situations attracting or likely to attract media or other external interest.

The financial reporting of IDEX is fully compliant with applicable laws and regulations. IDEX prepares and presents its annual financial reports in accordance with IFRS. The content of the interim reports is compliant with IFRS.

The current information practices are adequate under current rules. IDEX complies with the Oslo Børs code of practice for IR information.

14. TAKE-OVERS

There are no takeover defence mechanisms in place. The Board will endeavor that shareholder value is maximised and that all shareholders are treated equally. The Board acknowledges its duty to not obstruct take-over bids and to not discourage or hinder competing bids. Any agreement with a bidder that acts to limit the Company’s ability to arrange other bids should only be entered into when it is self-evident that such an agreement is in the common best interest of the Company and its shareholders.

The Board will avoid compensation to a bidder whose bid does not complete, and limit any such compensation to the costs the bidder has incurred in making the bid. The Board shall otherwise ensure full compliance with section 14 of the Code.

15. AUDITOR

IDEX’s auditor is fully independent of the Company. IDEX represents a minimal share of the auditor’s business. IDEX does not obtain business or tax planning advice from its auditor. The auditor may provide certain technical and clerical services in connection with the preparation of the annual tax return and other secondary reports, for which IDEX assumes full responsibility. IDEX’s auditor is Ernst & Young AS (EY). EY has been the auditor of the Company since 2001.

The Board reviews the auditor’s annual plan, and the auditor presents to the board the findings and recommendations after the audits. The auditor attends the board meetings when annual financial statements are considered and resolved, and the board regularly meets separately with the auditor to review risk factors and measures, and any incidents and issues. Accounting policies and any changes are subject to the statutory audit.

All audit and other assignments to the auditor shall be approved by the audit committee before the assignment begins. The Board shall otherwise ensure full compliance with section 15 of the Code.

Board of Directors and Executive Officers	DEX Biometrics ASA - Annual Report 2020

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers and directors as of December 31, 2020:

Name	Age	Position(s)
Board of Directors:
Morten Opstad	67	Chair
Lawrence John Ciaccia(2)	62	Deputy Chair
Deborah Lee Davis(1)(2)	57	Board member
Hanne Høvding(1)	66	Board member
Stephen A. Skaggs(1)	58	Board member
Thomas M. Ouindlen	58	Board observer

Executive Officers:
Vincent Graziani	60	Chief Executive Officer
Derek P. D’Antilio	48	Chief Financial Officer
Anthony Eaton	48	Chief Technology Officer

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Board of Directors

Our board of directors held eleven meetings during the period from our annual general meeting on May 15, 2020 until and including April 14, 2021. All meetings have been conducted as virtual meetings via live webcast.

Morten Opstad has served as chair of our board of directors since March 1997. Mr. Opstad is a partner in Advokatfirmaet Ræder AS in Oslo, Norway. He has rendered legal assistance with respect to establishing and organizing several technology and innovation companies. He currently serves as chair of the board of Thin Film Electronics ASA. Mr. Opstad holds a legal degree (Cand.Jur.) from the University of Oslo. He was admitted to the Norwegian Bar Association in 1986. Mr. Opstad was born in 1953 and is a Norwegian citizen and resides in Oslo. Mr. Opstad attended all of the board meetings in the period.

Lawrence John (“Larry”) Ciaccia has served as a member of our board of directors since May 2015 and was appointed as Deputy Chair of our board of directors in May of 2019. He has broad expertise from the semiconductor industry. Mr. Ciaccia played a pivotal role in transforming AuthenTec from a start-up into the world’s leading fingerprint sensor supplier, serving as CEO from September 2010 and instrumental in the acquisition of AuthenTec by Apple in October 2012. He remained with Apple through February 2013 to assist in the acquisition integration and transition. Mr. Ciaccia holds a Bachelor of Science in Electrical Engineering from Clarkson University and an M.B.A. from the FloridaInstitute of Technology. Mr. Ciaccia was born in 1958, is a US citizen and resides in Florida. Mr. Ciaccia attended all of the board meetings in the period.

Deborah Lee (“Deborah”) Davis has served as a member of our board of directors since May 2015. She is independent of the company’s executive management, material business contacts and the company’s larger shareholders. Ms. Davis holds non-executive director positions at the Boards of International Personal Finance Plc, The Institute of Directors and Diaceutics plc in the UK and is a trustee of Southern African Conservation Trust in South Africa. Prior to this, she held senior executive leadership roles at PayPal, eBay, Verizon and Symantec. Ms. Davis holds a Diploma in Company Direction with distinction from IoD, a Sloan Masters in Science (Management) with Distinction from London Business School and a Bachelor of Applied Science (Electronics) Honours degree from the University of Melbourne. Ms. Davis was born in 1963 and is a dual citizen of the UK and Australia and splits her time across UK, Africa and the Far East. Ms. Davis attended ten of the board meetings in the period.

Hanne Høvding has served as a member of our board of directors since December 2007. She is independent of the company’s executive management, material business contacts and the company’s larger shareholders. Ms. Høvding has a Bachelor’s Degree in Economics and Business Administration from the Norwegian School of Economics and Business Administration. In her professional career Ms. Høvding has held several management positions within personnel administration, finance, credit card administration and debt collection. Ms. Høvding was born in 1954. She is a Norwegian citizen and resides in Oslo. Ms. Høvding attended all of the board meetings in the period.

DEX Biometrics ASA - Annual Report 2020	Board of Directors and Executive Officers

Stephen A. (“Steve”) Skaggs has served as a member of our board of directors since May 2019. He is independent of the company’s executive management, material business contacts and the company’s larger shareholders. He currently also serves as a non-executive director and audit committee chair of Coherent, Inc., a leading global manufacturer of lasers. Mr Skaggs has more than 25 years of experience in the semiconductor industry, including serving as President, CEO and CFO of Lattice Semiconductor, a supplier of programmable logic devices and related software. Mr Skaggs most recently served as Senior Vice President and CFO of Atmel Corporation, a leading supplier of microcontrollers, prior to its acquisition by Microchip Technology Incorporated in early 2016. Early in his career, he worked for Bain & Company, a global management consulting firm. Mr. Skaggs holds an M.B.A. degree from the Harvard Business School and a B.S. degree in Chemical Engineering from the University of California, Berkeley. Mr. Skaggs was born in 1962, is a United States citizen and works and resides in Oregon. Mr. Skaggs attended ten of the board meetings in the period.

Thomas M. Quindlen has attended as a non-voting observer of our board of directors since October 2020. Mr. Quindlen has worked in the Financial Services industry for 30 years and is now the CEO and EVP of Retail Card, a division of Synchrony, a Fortune 200 company. Formerly, Mr. Quindlen held several leadership roles in GE Capital, the financial services subsidiary of the General Electric Company. Mr. Quindlen holds a bachelor’s in accounting degree from Villanova University. Mr. Quindlen was born in 1962, is a United States citizen and works and resides in Connecticut.

Family Arrangements and Selection Arrangements

There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which members of the board were elected or members of management was selected.

Executive officers

Vincent (“Vince”) Graziani has served as our Chief Executive Officer since February 2020. He joined IDEX from Infineon Technologies where he was most recently Vice President of Strategy Development and Implementation where he was responsible for leading new business development and strategic partnerships. Mr. Graziani has also led technology companies from the pre-revenue stage to significant revenues and scale while serving as CEO of Sand 9 Inc., Vbrick Systems, and Sandburst Inc. These were all early-stage technology companies when he joined them. Earlier in his career, he held positions of increasing responsibility in engineering as well as sales and marketing at Intel, Broadcom, and Siemens Semiconductor. Mr. Graziani holds a Bachelor of Science in Electrical Engineering from The University of New Hampshire and a Masters degree in Electrical Engineering from Northeastern University. Mr. Graziani is located at IDEX America Inc. in Wilmington, Massachusetts.

Derek P. D’Antilio has served as our Chief Financial Officer since July 2019. We disclosed on March 31, 2021 that Mr. D’Antilio has tendered his resignation effective April 23, 2021. Prior to joining us, Mr. D’Antilio served as Vice President of Finance and Corporate Controller of MKS Instruments, Inc., a multi-billion Nasdaq-listed global semiconductor equipment supplier, from December 2010 to January 2019. From December 2008 to December 2010, he served as Assistant Controller and Director of Finance at 3Com Corporation (acquired by Hewlett-Packard). Prior to that, Mr. D’Antilio spent nearly a decade in public accounting and audit with BDO Global and PricewaterhouseCoopers LLP. He has held senior finance positions at high-growth US-listed technology companies with responsibility for global accounting and reporting, financial planning, treasury, tax, operations and investor relations. Mr. D’Antilio is a certified public accountant and certified management accountant and holds a B.S.B.A in Accounting and Economics from Salem State University and an M.B.A from Babson College with Honors. Mr D’Antilio is located at IDEX America Inc. in Wilmington, Massachusetts.

Anthony Eaton has served as our Chief Technology Officer since March 2019. Mr. Eaton served as our Vice President of Systems Engineering from February 2017 to February 2019, and our Senior Director of Engineering from August 2016 to January 2017. Before IDEX, he served as Director of System Engineering at Atmel, where he was responsible for building and running the System Engineering function for the MaxTouch Business Unit. Prior to this Mr Eaton held senior engineering roles at NVIDIA, Mirics Semi-conductor and Sony Semiconductor. Mr. Eaton holds a First Class Bachelors and Master’s degree in Engineering from Cambridge University, England. Mr. Eaton is located at IDEX Biometrics UK Ltd. in Farnborough, UK.

Idex Biometrics ASA

Dronning Eufemias gate 16, NO-0191 Oslo, Norway

+47 6783 9119; mailbox@idexbiometrics.com

www.idexbiometrics.com

Corp. ID: NO 976 846 923 MVA/VAT